   As filed with the Securities and Exchange Commission on July 17, 2001

                                                      Registration No. 333-63356

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ---------------

                                UTSTARCOM, INC.
             (Exact name of Registrant as specified in its charter)

                                ---------------

                     Delaware                                          52-1782500
         (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                         Identification Number)

                            1275 Harbor Bay Parkway
                           Alameda, California 94502
                                 (510) 864-8800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                                   Hong L. Lu
                     President and Chief Executive Officer
                                UTSTARCOM, INC.
                            1275 Harbor Bay Parkway
                           Alameda, California 94502
                                 (510) 864-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:

                Carmen Chang, Esq.                              Alan F. Denenberg, Esq.
               Nora L. Gibson, Esq.                              Davis Polk & Wardwell
         Wilson Sonsini Goodrich & Rosati                         1600 El Camino Real
             Professional Corporation                             Menlo Park, CA 94025
                650 Page Mill Road                                   (650) 752-2000
               Palo Alto, CA 94304
                  (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

                Preliminary Prospectus dated July 17, 2001


PROSPECTUS

                                9,000,000 Shares

                              [LOGO OF UTSTARCOM]

                                  Common Stock

                                   -----------

    UTStarcom is selling 6,050,000 shares and UTStarcom stockholders are selling 2,950,000 shares.

    The shares are quoted on The Nasdaq National Market under the symbol "UTSI." On June 27, 2001, the last sale price of the shares as reported on The Nasdaq National Market was $20.62 per share.

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                   -----------

                                                                 Per Share   Total
                                                                 ---------   -----
     Public offering price.....................................      $         $
     Underwriting discount.....................................      $         $
     Proceeds, before expenses, to UTStarcom...................      $         $
     Proceeds, before expenses, to the selling stockholders....      $         $

    The underwriters may also purchase up to an additional 1,350,000 shares from UTStarcom, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about     , 2001.

                                   -----------

Merrill Lynch & Co.

      Salomon Smith Barney

              Banc of America Securities LLC

                     HSBC

                                                      U.S. Bancorp Piper Jaffray

                                   -----------

                   The date of this prospectus is     , 2001.

                           [INSIDE FRONT COVER PAGE]

                     PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS

Photographs depicting UTStarcom product line.

      Top: Color photos of WACOS, our IP-based multiservice softswitch.
Caption: "WACOS is an IP-based multiservice softswitch that is designed to provide voice over IP gateway functions, broadband and narrowband remote access services and associated billing, provisioning and service management operations support systems. WACOS enables service providers' migration from existing circuit switched platforms to a next-generation, IP-based packet-switched architecture."

      Middle: Color photos of PAS, our wireless access system. Caption: "The PAS wireless access system transforms existing copper networks into high-capacity wireless networks capable of providing both voice and data services within a city or community. When integrated with our WACOS platform, our IP-based PAS system enables service providers to quickly and economically deploy wireless services in urban or suburban areas where minimal or no legacy infrastructure exists."

      Bottom: Color photos of AN-2000, our broadband access platform. Caption:
"The AN-2000 broadband access platform is a flexible access platform that enables the delivery of broadband voice and data services over fiber, copper or wireless transmission media. AN-2000 is designed to deliver today's revenue-generating services while enabling migration to next-generation technologies and services."

                     [INSIDE GATE-FOLD OF FRONT COVER PAGE]

              IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS.

1. Center: Diagram of a linked communications network depicting our AN-2000 platform, PAS system and WACOS platform.

2. Center left: Diagram of an AN-2000 deployment. Traditional voice service connects to a central office switch over a standard digital interface. The central office switch connects to a remotely located AN-2000 central office terminal over a standard digital interface. Internet services connect to a data switch, which connects to the same central office terminal over a standard digital interface. The central office terminal connects to two AN-2000 remote terminals. The connections are made through a high performance robust digital transmission technology, known as SDH. A computer using our Netman software is connected to the central office terminal and the remote terminals. The remote terminals connect to subscribers to provide wireline telephone service, leased line, ISDN and xDSL.

3. Center middle: Diagram of a PAS deployment. Traditional voice service connects to a central office switch over a standard digital interface. Internet service connects to a data switch over a standard digital interface. The central office and data switches each connect to two separate PAS remote terminals over a standard digital interface. A PAS air traffic controller connects to each of the PAS remote terminals. A computer using our Netman software is connected to a PAS air traffic controller and the PAS remote terminals. The PAS remote terminals connect to radio port controllers over a standard digital interface. The radio port controllers provide wireless city-wide mobile phone, wireless local loop and mobile data services.

4. Center right: Diagram of a WACOS deployment. A private backbone connected to Internet service is connected to the local access network through a backbone/Internet gateway. A wireless gateway and a V5/PSTN gateway are located on the access network. The gateways connect with the PAS system and AN-2000 platform. The gateways also allow for large-scale wireless mobile phone service, voice over IP and broadband access. The system also provides network management, customer care, billing, an operations support system and softswitch and mobility management.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  24
Use of Proceeds..........................................................  25
Dividend Policy..........................................................  25
Price Range of Our Common Stock..........................................  26
Capitalization...........................................................  27
Dilution.................................................................  28
Selected Consolidated Financial Data.....................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  31
Business.................................................................  41
Management...............................................................  59
Principal and Selling Stockholders.......................................  63
Underwriting.............................................................  66
Legal Matters............................................................  69
Experts..................................................................  69
Where You Can Find Additional Information................................  70

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site is not part of this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      UTStarcom is registered as a trademark in the United States. UTStarcom, WACOS, PAS, Airstar and WLL are registered as trademarks in China. This prospectus also includes product names, trade names and trademarks of other companies. All other product names, trade names and trademarks appearing in this prospectus are the property of their respective holders.

      In this prospectus, references to and statements regarding China refer to the People's Republic of China, excluding Hong Kong, Macau and Taiwan, references to "U.S. dollars," or "$" are to United States Dollars, and references to "Renminbi" are to Renminbi, the legal currency of China.

      Unless specifically stated, information in this prospectus assumes:

    . an exchange rate of 8.3 Renminbi for one U.S. dollar, the exchange rate in effect as of March 31, 2001; and

    . the underwriters will not exercise their over-allotment option and no other person will exercise any other outstanding options or warrants.

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the information incorporated by reference, including the consolidated financial statements and related notes, before making an investment decision.

                                UTStarcom, Inc.

      We design and market wireline and wireless broadband enabled access and switching equipment that supports migration to next generation IP-based networks. To date, substantially all of our sales have been to service providers in China. Our integrated suite of products provides migration to next generation networks and allows service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on widely adopted international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, Internet Protocol and wireless network rollouts. Internet Protocol, or IP, refers to a set of rules developed for communicating information over the Internet.

      China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to develop a communications infrastructure, pent-up demand for communication services and robust economic growth. While growth in China's communications market is currently driven predominantly by voice services, the increasing demand for data services presents a growing opportunity. Gartner Group estimates that Internet subscribers in China will grow from 8.9 million in 1999 to 51.0 million in 2004, representing a compound annual growth rate of 41.8%. China's ability to invest heavily in its communications infrastructure is fueled by the country's strong economic activity. The Economist Intelligence Unit estimates that China's gross domestic product will grow at a compound annual rate of 7.7% through 2005.

      Service providers require network solutions that address all of their access needs and offer migration to next generation networks. These service providers require products that enable them to quickly, and with minimal incremental investment, address the changing demands of their subscribers for expanded and more advanced services over time. Given the rapid growth in emerging communications markets such as China, network solutions must be scalable so that the same architecture can provide an affordable entry level solution for as few as hundreds of subscribers, yet economically extend to hundreds of thousands of subscribers over time. In addition, service providers require products that provide an integrated product solution and an economical migration path to next generation networks. Our wireless and wireline broadband enabled access and switching equipment is designed to deliver the following key benefits to service providers:

      Migration to Next Generation Networks. Our products are designed with the flexibility to allow service providers to deliver voice, data and video services on a platform which offers the ability to migrate to next generation broadband wireline and wireless networks based on IP and open standards. Our products enable service providers to effectively time their network equipment expenditures and rapidly introduce new services as demand warrants.

      Flexibility for Voice and Data Services. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. This flexibility is particularly important in China, as the communications services market is undergoing rapid change and growth. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data capability, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.

      Modular, Scalable Solutions. All of our products are based on a modular design, using a combination of off-the-shelf components and proprietary hardware and software modules. By delivering a modular system, we enable service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. Furthermore, as demand for communications services in China grows, our scalable products will allow service providers to grow from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.

      Open Standards-Based Platform. Our products are designed to comply with widely adopted international open communication standards for multi-vendor interoperability, which are consistent with standards established by the Ministry of Information Industry, the regulatory body that oversees telecommunications in China. Our open platforms allow service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data traffic types within one system. Our compliance with open standards lowers costs by permitting service providers to shorten evaluation times and ease integration of our products with other systems in the service providers' networks.

      Local Presence. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture our products primarily at two facilities located in the cities of Huizhou in Guangdong province and Hangzhou in Zhejiang province that are owned by joint ventures between us and affiliates of the corresponding Telecommunications Administrations. By using local facilities in China, we have helped create new jobs within the provinces and strengthened our relationships with the Telecommunications Administrations in some of China's most modernized and rapidly growing provinces. We also maintain 12 sales and customer support sites in China that allow us to deploy a customer support representative onsite anywhere in China within 24 hours. Additionally, through our relationships at the national, provincial and local levels, we receive a flow of information on market changes and insight into service provider needs and related opportunities.

      Our objective is to be a leading provider of wireline and wireless broadband enabled access and switching equipment. The principal elements of our strategy are as follows:

    . leverage our installed base of systems and service provider relationships to capitalize on an increasing demand for data and broadband services;

    . continue to develop products and technologies for market-driven solutions and penetrate the emerging IP-based switching market;

    . further capitalize on China's large population, low teledensity and strong demand for communications services by increasing our sales, support and development staff and delivering new, market-driven products and technologies; and

    . leverage our success in China to address other growing communications markets.

      Service providers have installed approximately 4.6 million lines of our PAS wireless access system, which we believe is the most widely deployed wireless local access system in China. Approximately

3.0 million lines of our wireline AN-2000 broadband access platform have been deployed in China, including installations in the six largest regional communications markets. Our newest product, WACOS, is targeted at the emerging broadband, IP-based switching and wireless markets. In addition to our efforts in mainland China, one of our customers recently announced the launch of service for the first PAS network in Taiwan, and we have shipped our AN-2000 product to a service provider in India.

      We incorporated in Delaware as Unitech Industries Inc. in 1991. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc. Our principal executive offices are located at 1275 Harbor Bay Parkway, Alameda, California, 94502 and our telephone number is (510) 864-8800.

                                  The Offering

 Common stock offered by UTStarcom............    6,050,000 shares

 Common stock offered by the selling
  stockholders................................    2,950,000 shares

 Shares outstanding after the offering........  104,007,063 shares

 Use of proceeds..............................  We estimate that our net proceeds from this offering
                                                without exercise of the over-
                                                allotment option will be
                                                approximately $117.2 million
                                                based on an assumed public
                                                offering price of $20.62 per
                                                share. We intend to use these
                                                net proceeds for general
                                                corporate purposes, including
                                                research and development,
                                                expansion of our sales and
                                                marketing organization, and
                                                working capital. We may also
                                                use a portion of the proceeds
                                                from this offering to acquire
                                                or invest in complementary
                                                businesses, technologies or
                                                products.

                                                We will not receive any
                                                proceeds from the sale of
                                                shares by the selling
                                                stockholders.

 Risk factors.................................  See "Risk Factors" and other information included in this
                                                prospectus for a discussion of
                                                factors you should carefully
                                                consider before deciding to
                                                invest in shares of the common
                                                stock.

 Nasdaq National Market symbol................  UTSI

      The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of May 31, 2001 and excludes:

    . options to purchase 13,666,082 shares of common stock outstanding under our stock option plans at a weighted average exercise price of $9.44 per share, and 4,210,343 additional shares available for grant under our stock option plans as of May 31, 2001;

    . 3,760,195 shares of common stock reserved for issuance under our 2000
      Employee Stock Purchase Plan as of May 31, 2001; and

    . 32,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of May 31, 2001, at a weighted average exercise price of $2.50 per share.

      The number of shares outstanding after the offering assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 1,350,000 shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The summary consolidated financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes incorporated by reference into this prospectus.

                                                                           Three Months
                                   Year Ended December 31,               Ended March 31,
                          ---------------------------------------------- -----------------
                           1996     1997      1998      1999      2000    2000      2001
                          -------  -------  --------  --------  -------- -------  --------
                                                                             (unaudited)
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales...............  $35,542  $75,597  $105,167  $187,516  $368,646 $58,587  $119,181
Gross profit............   13,220   26,802    41,025    74,813   128,181  20,613    41,413
Operating income
 (loss).................    1,237   (3,390)    3,013    16,719    33,780  (2,583)   13,399
Net income (loss)
 applicable to common
 stockholders...........     (310)      30      (300)  (18,514)   27,013  (4,249)    9,362
Earnings (loss) per
 share:
  Basic(1)..............  $ (0.04) $  0.00  $  (0.04) $  (2.13) $   0.34 $ (0.12) $   0.10
  Diluted(2)............  $ (0.04) $  0.00  $   0.00  $  (2.13) $   0.27 $ (0.12) $   0.09
Shares used in per share
 calculations:
  Basic(1)..............    8,344    7,320     7,582     8,678    79,696  35,867    95,873
  Diluted(2)............    8,344    7,320    77,050     8,678   101,867  35,867   104,262

                                                             March 31, 2001
                                                         -----------------------
                                                          Actual  As Adjusted(3)
                                                         -------- --------------
                                                               (unaudited)
                                                             (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(4)............................ $175,535    $292,737
Working capital.........................................  383,892     501,094
Total assets............................................  642,054     759,256
Total short-term debt...................................   55,427      55,427
Total long-term debt....................................   12,048      12,048
Total stockholders' equity..............................  428,764     545,966

--------
(1) Based on the number of shares outstanding as of March 31, 2001. Excludes
    (i) options to purchase 14,525,512 shares of our common stock that were outstanding under our stock option plans as of March 31, 2001 with a weighted average exercise price of $8.30 per share, and 3,481,343 additional shares that were available for grant under the stock option plans, (ii) 3,816,656 shares of common stock reserved for issuance under our 2001 Employee Stock Purchase Plan as of March 31, 2001, and (iii) 32,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2001 with a weighted average exercise price of $2.50 per share.

(2) Based on the number of shares outstanding as of March 31, 2001. Excludes
    (i) 3,481,343 shares available for grant under the stock option plans as of March 31, 2001, and (ii) 14,525,512 stock options outstanding as of March 31, 2001 with a weighted average exercise price of $8.30 per share and 32,000 warrants outstanding as of March 31, 2001 with a weighted average exercise price of $2.50 per share, if anti-dilutive.

(3) Adjusted to reflect the receipt of the estimated net proceeds from the sale of 6,050,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $20.62 per share, after deducting the estimated underwriting discount and offering expenses.

(4) Includes restricted cash of $5.1 million as of March 31, 2001.

                                  RISK FACTORS

      You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information contained in or incorporated by reference into this prospectus, including the financial statements and related notes incorporated herein.

                         Risks Relating to Our Company

Our future sales are unpredictable, our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly

      Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. As a result, period to period comparisons of our operating results are not necessarily meaningful or indicative of future performance. Furthermore, it is possible that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If this occurs, the trading price of our common stock will likely decline.

      Factors that may affect our future operating results include:

    . the timing, number and size of orders for our products, as well as the relative mix of orders for each of our products, particularly the volume of lower margin telephone handsets;

    . the evolving and unpredictable nature of the economic, regulatory and political environments in China and other countries in which we market or plan to market our products;

    . aggressive price reductions by our competitors;

    . currency fluctuations;

    . market acceptance of our products and product enhancements;

    . write-downs or write-offs of excess or obsolete inventory;

    . the lengthy and unpredictable sales cycles associated with sales of our products combined with the impact of this variability on our suppliers' ability to provide us with components on a timely basis; and

    . longer collection periods for accounts receivable in China and other countries.

      The limited performance history of some of our products, our limited forecasting experience and processes and the emerging nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may require us to maintain higher levels of inventories of finished goods, components and raw materials than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. We may not have adequate reserves to offset write-downs or write-offs.

We have only recently become profitable and may not be able to sustain profitability

      We have only recently become profitable and may not be able to remain profitable in future periods. As of March 31, 2001, we had retained earnings of only $1.6 million. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses, and, as a result, we will need to generate higher revenues to remain profitable. Numerous factors could negatively impact our results of operations, including a decrease in sales, price pressures and significant fixed costs. Our past results should not be relied on as an indication of our future performance, and our results for the first quarter of 2001 should not be used as an indication of expected results for the full year.

Competition in our markets may lead to reduced prices, revenues and market share

      We face intense competition in our target markets and expect competition to increase. Our principal competitors in our various product lines include:

    . AN-2000: Advanced Fibre Communications, Inc.; Alcatel Alsthom CGE,
      S.A.; Datong Telecom Technology Co. Ltd.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; and Zhongxing Telecommunications Equipment.

    . PAS: Lucent and Zhongxing.

    . WACOS: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson LM
      Telephone Co.; Huawei; Lucent; Motorola, Inc.; Nokia Corporation; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens AG; Sonus Networks, Inc.; and Zhongxing.

      We are increasingly facing competition from domestic companies in China. We believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and have much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our existing and potential competitors may have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products and offer significant discounts on handsets or other products. These competitors may also be able to offer significant financing arrangements to service providers, in some cases facilitated by government policies, which is a competitive advantage in selling systems to service providers with limited financial and foreign currency resources. Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, financial condition and results of operations.

      Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including Telecommunications Administrations, Telecommunications Bureaus and other local organizations, to increase their ability to address the needs of prospective customers in our target markets. Accordingly, alliances among competitors or between competitors and third parties may emerge and rapidly acquire significant market share. To remain competitive, we believe that we must continue to partner with Telecommunications Administrations and other local organizations, maintain a high level of investment in research and development and in sales and marketing, and manufacture and deliver products to service providers on a timely basis and without significant defects. If we fail to meet any of these objectives, our business, financial condition and results of operations could be harmed.

      The introduction of inexpensive wireless telephone service or other competitive services in China may also have an adverse impact on sales of our PAS system in China. We may not be able to compete successfully against current or future competitors, and competitive pressures in the future may materially adversely affect our business, financial condition and results of operations.

The success of our business depends on a relatively small number of large system deployments, and any cancellation, reduction or delay in these deployments could harm our business

      Our business is characterized by large system deployments for a relatively small number of service providers. For the year ended December 31, 2000, one customer, Hangzhou Telecommunications Bureau, accounted for 12.1% of our net sales. In the three months ended March 31, 2001, one customer, Shaoxing Telecommunications Bureau, accounted for 14.0% of our net sales. Our dependence on large system deployments makes our ability to provide systems in a timely manner critically important to our business. We have in the past experienced delays and encountered other difficulties in the installation and implementation of our systems. Various factors could cause future delays, including technical problems and the shortage of qualified technicians. Any delays or difficulties in deploying our systems, or the cancellation of any orders by service providers, could significantly harm our business and lead to fluctuations in our operating results.

Our business may suffer if we are unable to collect payments from our customers on a timely basis

      Our customers often must make a significant commitment of capital to purchase our products. As a result, any downturn in a customer's business that affected the customer's ability or willingness to pay us could harm our financial condition. Moreover, accounts receivable collection cycles historically tend to be much longer in China than in other markets. The failure of any of our customers to make timely payments could require us to write-off accounts receivable or increase our accounts receivable reserves, either of which could adversely affect our operating results and financial condition.

A decline in business activity during China's Lunar New Year may result in decreased sales during our first quarter

      Business activity in China declines considerably during the first quarter of each year in observance of the Lunar New Year. As a result, sales during the first quarter of our fiscal year have typically been lower than sales during the fourth quarter of the preceding fiscal year, and we expect this trend to continue. We do not have the ability to forecast with any degree of certainty the impact of the decreased business activity during the Lunar New Year on our sales and operating results.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance

      The emerging market for communications equipment in developing countries is characterized by rapid technological developments, frequent new product introductions and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our network access and switching technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements and technological developments. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to timely develop and introduce new products or enhancements to existing products that effectively respond to technological change, our business, financial condition and results of operations could be materially adversely affected.

      From time to time, our competitors or we may announce new products or product enhancements, services or technologies that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete.

      Even if we are able to develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors including:

    . our ability to obtain necessary approvals from regulatory organizations;

    . the perceived advantages of the new products over competing products;

    . our ability to attract customers who have existing relationships with our competitors;

    . product cost relative to performance; and

    . the level of customer service available to support new products.

      Specifically, sales of PAS, our wireless access system, will depend in part upon consumer acceptance of the mobility limitations of this service relative to other wireless service systems, such as GSM or CDMA. If our existing or new products fail to achieve market acceptance for any reason, our business could be seriously harmed.

Our business will suffer if we are unable to deliver quality products on a timely and cost effective basis

      Our operating results depend on our ability to manufacture products on a timely and cost effective basis. In the past, we have experienced reductions in yields as a result of various factors, including defects in component parts and human error in assembly. If we experience deterioration in manufacturing performance or a delay in production of any of our products, we could experience delays in shipments and cancellations of orders. Moreover, networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with service providers' products, which incorporate a variety of components produced by third parties. As a result, when a problem occurs, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation or reputation problems or loss of customers, any one of which could harm our business.

      We contract with third parties in China to undertake high volume manufacturing and assembly of our handsets. In addition, we sometimes use third parties for high volume assembly of circuit boards. We do not have any long-term contracts with these third party manufacturers, and in the event that these manufacturers are unable or unwilling to continue to manufacture our products, we may be unable to secure alternative manufacturers or could experience delays in qualifying new manufacturers. We currently manufacture internally only a very limited quantity of our handsets. However, if future demand for our handsets requires additional manufacturing capacity, we may invest in and build additional manufacturing facilities, most likely in China. However, new manufacturing facilities may not attain the same quality or level of efficiencies as those of our existing third party manufacturers.

We depend on some sole source and other key suppliers for handsets, components and materials used in our products, and if these suppliers fail to provide us with adequate supplies of high quality products at competitive prices, our competitive position, reputation and business could be harmed

      Some components and materials used in our products are purchased from a single supplier or a limited group of suppliers. If any supplier is unwilling or unable to provide us with high quality components and materials in the quantities required and at the costs specified by us, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. Moreover, these suppliers may delay product shipments or supply us with inferior quality products. If any of these events occur, our competitive position, reputation and business could suffer.

      Our ability to source a sufficient quantity of high quality components used in our products may be limited by China's import restrictions and duties. We require a significant number of imported components to manufacture our products in China. Imported electronic components and other imported goods used in the operation of our business are subject to a variety of permit requirements, approval procedures and import duties. Failure to obtain necessary permits or approvals, administrative actions by China's government to limit imports of certain components, or non-payment of required import duties could subject us to penalties and fines and could adversely affect our ability to manufacture and sell our products in China. In addition, import duties increase the cost of our products and may make them less competitive.

      In particular, an integral component of our PAS system is the handset used by subscribers to make and receive mobile telephone calls. Our inability to obtain a sufficient number of high quality components and assemblies for handsets could severely harm our business. A worldwide shortage of handsets existed in 2000, and there continues to be a shortage of low-priced handsets, which we have found to be popular with many consumers in China. We have only used third parties to assemble and manufacture handsets in China for us for a limited period of time. These manufacturers may be unable to produce adequate quantities of high-quality handsets to meet the demand of our customers.

China's government recently imposed tariffs on certain imports from Japan, including mobile handsets and handset assemblies such as those used in our PAS system, which may adversely affect our results of operations if we are unable to secure a sufficient quantity of handsets from sources outside of Japan

      As a result of a trade dispute with Japan, in June 2001 the Tariff Policy Commission of the State Council of China imposed a special tariff on certain Japanese imports, including mobile handsets and handset assemblies, such as those used in our PAS system. The special tariff could result in additional charges of up to 100% of the cost of the affected products. We have relied on manufacturers in Japan to source a portion of our handsets and handset assemblies. Although we believe we will be able to increase our handset manufacturing capacity in China and secure additional supply from sources outside Japan, we may not be able to do so in a cost-effective manner, or at all. If we are unable to cost-effectively manufacture or source sufficient quantities of handsets and handset assemblies from suppliers outside of Japan, we believe that our handset revenue and gross profit from handset sales could be materially adversely impacted by the tariff.

If we are unable to expand our direct sales operation in China and indirect distribution channels elsewhere or successfully manage our expanded sales organization, our operating results may suffer

      Our distribution strategy focuses primarily on developing and expanding our direct sales organization in China and our indirect distribution channels outside of China. We may not be able to successfully expand our direct sales organization in China and the cost of any expansion may exceed the revenue generated from these efforts. Even if we are successful in expanding our direct sales organization in China, we may not be able to compete successfully against the significantly larger and better-funded sales and marketing operations of current or potential competitors. In addition, if we fail to develop relationships with significant international sales and marketing partners or if these partners are not successful in their sales or marketing efforts, we may be unsuccessful in our expansion efforts outside China.

We expect average selling prices of our products to decrease which may reduce our revenues, and, as a result, we must introduce new products and reduce our costs in order to maintain profitability

      The average selling prices for communications access and switching systems and subscriber terminal products, such as handsets, in China have been declining as a result of a number of factors, including:

    . increased competition;

    . aggressive price reductions by competitors; and

    . rapid technological change.

      We anticipate that average selling prices of our products will decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Therefore, we must continue to develop and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross profit, as a percentage of net sales, to decline.

      Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross profit, as a percentage of net sales. In order to be competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in these efforts or delivering our products to market in a timely manner. Any redesign may not result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our gross profit, as a percentage of net sales.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales

      Our gross profit, as a percentage of net sales, varies among our product groups. Our gross profit, as a percentage of net sales, is generally higher on our access network system products and is significantly lower on our handsets. We also anticipate that the gross profit, as a percentage of net sales, may be lower for our newly developed products due to start-up costs and may improve as unit volumes increase and efficiencies can be realized. Our overall gross profit, as a percentage of net sales, has fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce manufacturing costs. As a result of a growth in sales of lower margin handsets over the past few quarters, we have experienced a decline in overall gross profit, as a percentage of net sales. We are likely to continue to experience downward pressure on our gross profit, as a percentage of net sales.

Service providers sometimes evaluate our products for long and unpredictable periods, which causes the timing of purchases and our results of operations to be unpredictable

      The period of time between our initial contact with a service provider and the receipt of an actual purchase order may span a year or more. During this time, service providers may subject our products to an extensive and lengthy evaluation process before making a purchase. The length of these qualification processes may vary substantially by product and service provider, making our results of operations unpredictable. We may incur substantial sales and marketing expenses and expend significant management effort during this process, which ultimately may not result in a sale. These qualification processes often make it difficult to obtain new customers, as service providers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources.

Our inability to exercise complete control over our subsidiaries may be detrimental to our business

      A considerable portion of our operations is and will continue to be conducted through direct and indirect subsidiaries. For example, we own an 88% interest in a joint venture which operates the Zhejiang manufacturing facility and a 51% interest in a joint venture which operates the Guangdong manufacturing facility. Even though we own a majority interest in these joint ventures, we do not have sole power to control all of the policies and decisions of these jointly-owned ventures.

      Under the law of China governing Sino-foreign joint ventures, equity holders exercise rights primarily through the board of directors, which constitutes the highest authority of the joint venture. Although we own a majority of the Guangdong joint venture, we are only entitled to appoint a minority of the directors to the joint venture's board of directors, which prevents us from controlling the actions of the board. Moreover, even though we hold a majority of the board seats in the Zhejiang joint venture, the law in China requires unanimous approval of the board of directors for some significant corporate actions, including:

    . amendment of the Articles of Association of the joint venture;

    . liquidation or dissolution of the joint venture;

    . any increase, decrease or transfer of equity interests of any party to the joint venture; and

    . a merger of the joint venture with another economic entity.

      Our operating results and cash flow depend on the operating results and cash flow of our subsidiaries and the payment of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends or otherwise provide financial benefits to us. Moreover, with respect to our Guangdong manufacturing joint venture, any payment of dividends to us must be agreed to by our joint venture partner, whose interests in receiving dividend distributions may not coincide with ours. In addition, applicable law in some countries, including China, limits the ability of a subsidiary to pay dividends for various reasons including the absence of sufficient distributable reserves. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over us with respect to assets of the affected subsidiary. In addition, because our joint venture partners in both Zhejiang and Guangdong provinces are affiliated with the provincial Telecommunications Administrations that operate the telecommunication networks in these areas, if we fail to maintain these joint ventures, sales to our customers located in these areas may decrease.

Our multi-national operations subject us to various business, economic, political, regulatory and legal risks

      We market and sell our products in mainland China and other markets, including India and Taiwan. The expansion of our existing multi-national operations and entry into additional international markets will require significant management attention and financial resources. Multi-national operations are subject to inherent risks, including:

    . difficulties in designing products that are compatible with varying international communications standards;

    . longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

    . unexpected changes in regulatory requirements;

    . changes to import and export regulations, including quotas, tariffs and other trade barriers;

    . delays or difficulties in obtaining export and import licenses;

    . potential foreign exchange controls and repatriation controls on foreign earnings;

    . exchange rate fluctuations and currency conversion restrictions;

    . the burdens of complying with a variety of foreign laws and regulations;

    . difficulties and costs of staffing and managing multi-national operations;

    . reduced protection for intellectual property rights in some countries;

    . potentially adverse tax consequences; and

    . political and economic instability.

      Multi-national companies are required to establish intercompany pricing for transactions between their separate legal entities operating in different taxing jurisdictions. These intercompany transactions are subject to audit by taxing authorities in the jurisdictions in which multi-national companies operate. An additional tax liability may be incurred if it is determined that intercompany pricing was not done at arm's length. We believe we have adequately estimated and recorded our liability arising from intercompany pricing, but an additional tax liability may result from audits of our intercompany pricing policies.

      In markets outside of China, we rely on a number of original equipment manufacturers, third-party distributors, resellers, agents and licensors to market and sell our network access products. If these original equipment manufacturers, distributors, resellers, agents or licensors fail to provide the support and effort necessary to service developing markets effectively, our ability to maintain or expand our operations outside of China will be negatively impacted. We may not successfully compete in these markets, our products may not be accepted and we may not successfully overcome the risks associated with international operations.

      Our international sales are generally denominated in local currencies. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. Fluctuations in currency exchange rates in the future may have a material adverse effect on our results of operations.

Our failure to meet international and governmental product standards could be detrimental to our business

      Many of our products are required to comply with numerous governmental regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our products or develop and support new versions of our products to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Our inability to obtain regulatory approval and meet established standards could delay or prevent our entrance into or force our departure from some markets.

Our recent growth has strained our resources, and if we are unable to manage and sustain our growth, our operating results will be negatively affected

      We have recently experienced a period of rapid growth, and we must continue to expand our operations to address potential market opportunities. If we fail to implement or improve systems or controls or to manage any future growth and expansion effectively, our business could suffer.

      Our expansion has placed and will continue to place a significant strain on our management, operational, financial and other resources. To manage our growth effectively, we will need to take various actions, including:

    . enhancing management information systems and forecasting procedures;

    . further developing our operating, administrative, financial and accounting systems and controls;

    . maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations, both in the U.S. and internationally;

    . expanding, training and managing our employee base; and

    . expanding our finance, administrative and operations staff.

Our success is dependent on continuing to hire and retain qualified personnel, and if we are not successful in attracting and retaining these personnel, our business would be harmed

      The success of our business depends in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. In particular, our success depends in large part on the knowledge, expertise and services of Hong Liang Lu, our President and Chief Executive Officer, and Ying Wu, our Executive Vice President and Chief Executive Officer of China Operations. The loss of any key employee, the failure of any key employee to perform satisfactorily in his or her current position or our failure to attract and retain other key technical and senior management employees could have a significant negative impact on our operations.

      To effectively manage our recent growth as well as any future growth, we will need to recruit, train, assimilate, motivate and retain qualified employees. Competition for qualified employees is intense, and the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We are actively searching for research and development engineers and sales and marketing personnel, who are in short supply. Additionally, we have a need for and have experienced difficulty in finding qualified accounting personnel knowledgeable in U.S. and

China accounting standards. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed.

      Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the communications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute our stockholders and harm our operating results

      We may acquire complementary businesses, products and technologies. Any anticipated benefits of an acquisition may not be realized. We have in the past and will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. Acquisitions of other companies may result in dilutive issuances of equity securities, the incurrence of debt and the amortization of expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management's attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, and the potential loss of key employees of ours and the acquired company.

We may experience difficulty in identifying, forming and maintaining new business ventures that are important to the development of our business, and investments in these ventures may not generate returns

      We have invested, and expect to continue to invest, significant capital in new business ventures that are important to the development of our business. We may not be able to continue to identify suitable parties for new ventures and investments in the future. The failure to form or maintain new ventures, or to identify suitable investment opportunities, could significantly limit our ability to expand our operations. Many of our investments have been in privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We have recognized an impairment charge in respect of our long-term investments, and we may incur future investment losses. Moreover, these new ventures or investments require significant management time and will present significant challenges. These activities may not be successful and we may not realize returns on these activities. Additionally, if any venture or investment fails, our business could be negatively impacted.

We may be unable to adequately protect our intellectual property and may be subject to claims that we infringe the intellectual property of others, either of which could substantially harm our business

      We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We have applied for 16 patents in the United States, three of which have been issued. We have also filed patent applications in other countries. Additional patents may not be issued on our pending patent applications and our issued patents may not be upheld. Moreover, we have not yet obtained, and may not be able to obtain patents in China on our products or the technology that we use to manufacture our products. Our subsidiaries and joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries, including China, do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information and technology, our business, financial condition and results of operations could be materially adversely affected.

      The increasing dependence of the communications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future we may be subject to litigation to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect our intellectual property rights. Any intellectual property litigation could be costly and could cause diversion of management's attention from the operation of our business. Adverse determinations in any litigation could result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties which may not be available on commercially reasonable terms, if at all. We could also be subject to court orders preventing us from manufacturing or selling our products.

Business interruptions could adversely affect our business

      Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our headquarters facility in the State of California is currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations at our headquarters. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of these blackouts or other events and any losses or damages incurred by us could have a material adverse effect on our business.

  Risk Relating to the Structure and Regulation of China's Telecommunications
                                    Industry

China's telecommunications industry is subject to extensive government regulation

      China's telecommunications industry is heavily regulated by the Ministry of Information Industry. The Ministry of Information Industry has broad discretion and authority to regulate all aspects of the telecommunications and information technology industry in China, including managing spectrum bandwidths, setting network equipment specifications and standards and drafting laws and regulations related to the electronics and telecommunications industries. Additionally, the Ministry of Information Industry can decide what types of equipment may be connected to the national telecommunications networks, the forms and types of services that may be offered to the public, the rates that are charged to subscribers for those services and the content of material available in China over the Internet. If the Ministry of Information Industry sets standards with which we are unable to comply or which render our products noncompetitive, our ability to sell products in China may be limited, resulting in substantial harm to our operations.

      At the end of May 2000, we became aware of an internal notice, circulated within the Ministry of Information Industry, announcing a review of PHS-based telecommunications equipment for future installation into China's telecommunications infrastructure. The Ministry of Information Industry requested service providers to temporarily halt new deployments of PHS-based telecommunications equipment, including our PAS system, pending conclusion of a review by the Ministry of Information Industry. Subsequently, at the end of June 2000, the Ministry of Information Industry issued a notice stating that it had concluded its review of PHS-based equipment and that the continued deployment of PHS-based systems, such as our PAS system, in China's county-level cities and towns and villages would be permitted. In addition, the notice stated that deployments within large and medium-sized cities would only be allowed in very limited areas of dense population, such as campuses, commercial buildings and special development zones. The notice confirmed, however, that new city-wide deployments of our PAS system in large and medium cities would not be permitted. Failure of the Ministry of Information Industry to permit the sale or deployment of our PAS system, or the sale or deployment of our other products, or the imposition of additional limitations on their sale in the future could have a material adverse effect on our business and financial condition. The Ministry of Information Industry may conduct further reviews or evaluations of PHS-based telecommunications equipment or may change its position regarding PHS-based systems in the future.

China's telecommunications regulatory framework is in the process of being developed, which has led to uncertainties regarding how to conduct our business in China

      China does not yet have a national telecommunications law. The Ministry of Information Industry, under the direction of the State Council, is currently preparing a draft of the Telecommunications Law of the People's Republic of China for ultimate submission to the National People's Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted. If the Telecommunications Law is adopted, we expect it to become the basic telecommunications statute and the source of telecommunications regulations in China. We do not know the nature and scope of regulation that the Telecommunications Law would create. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

      China's telecommunications regulatory framework is in the process of being developed. In September 2000, the State Council issued the Telecommunications Regulations of the People's Republic of China, known as the Telecom Regulations. The Telecom Regulations cover telecommunications services and market regulations, pricing, interconnection and connection, as well as telecommunications construction and security issues. In May 2001, the Ministry of Information Industry issued the Administrative Measures of Network Access Licenses to implement the Telecom Regulations. Regulations in this area often require subjective interpretation and, given the relative infancy of the Telecom Regulations and the implementing regulations, we do not know how the regulations will be interpreted or enforced. As a result, our attempts to comply with these regulations may be deemed insufficient by the appropriate regulatory agencies, which could subject us to penalties that adversely affect our business.

We do not have some of the licenses we are required to have to sell our network access products in China

      Under China's current regulatory structure, the communications products that we offer in China must meet government and industry standards, and a network access license for the equipment must be obtained. Without the license, the equipment is not allowed to be connected to public telecommunications networks or sold in China. Moreover, we must ensure that the quality of the telecommunications equipment for which we have obtained a network access license is stable and reliable, and may not lower the quality or performance of other installed licensed products. The State Council's product quality supervision department, in concert with the Ministry of Information Industry, will perform spot checks to track and supervise the quality of licensed telecommunications equipment and publish the results of such spot checks.

      The regulations implementing these requirements are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. We have obtained the required network access licenses for our AN-2000 platform. We have applied for, but have not yet received, a network access license for our PAS system. Based upon conversations with the Ministry of Information Industry, we understand that our PAS system is considered to still be in the trial period and that sales of our PAS system may continue to be made by us during this trial period, but a license will ultimately be required. Network access licenses will also be required for most additional products that we are selling or may sell in China, including our WACOS platform. If we fail to obtain the required licenses, we could be prohibited from making further sales of the unlicensed products, including our PAS system, in China, which would substantially harm our business, financial condition and results of operations. Our counsel in China has advised us that China's governmental authorities may interpret or apply the regulations with respect to which licenses are required and the ability to sell a product while a product is in the trial period in a manner that is inconsistent with the information received by our counsel in China, either of which could have a material adverse effect on our business and financial condition.

Software incorporated in our products has not been registered in accordance with relevant Chinese regulations, and our ability to sell the products incorporating the software may be affected

      In October 2000, the Ministry of Information Industry issued regulations which prohibit the production and sale of software products, or products incorporating software, in China unless the software is registered with the government. We are in the process of applying for registration of our software. Based upon verbal advice received from the Ministry of Information Industry, we believe that since these regulations only recently came into effect, we will be able to continue to sell products incorporating our software during the period in which the regulations are being implemented and our applications are pending. However, this implementation period may not last long enough for us to complete the registration of our software. Moreover, the Chinese government may interpret or apply the regulations in such a way as to prohibit sales of products incorporating our unregistered software prior to registration. If the government prohibits sales pending registration, or if we fail in our efforts to register our software, we could be prohibited from making further sales of products incorporating our unregistered software in China, which could substantially harm our business and financial condition.

Most of our customers in China are part of the China Telecom system and are subject to its ultimate control

      Our main customers in China are the local Telecommunications Bureaus, which operate under China Telecom, China's state-owned fixed line operator, and are subject to its ultimate control. Accordingly, China Telecom may issue policy statements or make other decisions which govern the equipment purchasing decisions of most of our customers in China. For example, in late 1999 China Telecom prohibited all Telecommunications Bureaus from purchasing PHS systems, such as our PAS systems, for implementation in large cities, even before these sales were prohibited by the Ministry of Information Industry. As virtually all of our sales are generated from our operations in China, other decisions by China Telecom restricting or prohibiting the sales or deployment of our products could cause substantial harm to our business.

Our business may suffer if the China Telecom system undergoes further restructuring

      In February 1999, the State Council approved a restructuring plan for the China Telecom system, under which the telecommunications operations of the China Telecom system were separated along four business lines: fixed line, mobile, paging and satellite communications services. Following the announcement, we observed a reduction in orders from Telecommunications Bureaus, which we attributed to the uncertainties surrounding the restructuring and the ultimate impact the restructuring would have on the Telecommunication Bureaus. In May 2001, China media sources reported that China Telecom would undergo further restructuring in an effort to stimulate additional competition in the telecommunications market. As the details and timing of the proposed restructuring are not yet publicly known, we cannot be certain what impact the restructuring will have on our business operations. However, we may experience another decline in orders and related revenues similar to that which we experienced following the 1999 restructuring, resulting from uncertainty among our Telecommunications Bureau customers associated with any new restructuring. Moreover, following any restructuring, China Telecom or any other entity that may replace it as a result of a restructuring may restrict or prohibit the sales of our products, which could cause substantial harm to our business.

Our ability to sell our PAS wireless system could be significantly impaired if China Telecom is granted or otherwise acquires a mobile license, which will allow China Telecom to deliver cellular services

      Under the current regulatory structure, China Telecom holds and operates the fixed line telephone and data communications assets in China and is prohibited from offering cellular services. To offer wireless services to end users, the Telecommunications Bureaus must offer services that can be delivered over wireline networks, such as those delivered over our PAS wireless system. China Telecom has applied for a mobile license with the Ministry of Information Industry. If the Ministry of Information Industry grants a mobile license to China Telecom or if China Telecom otherwise acquires a mobile license, local Telecommunications Bureaus will be free to offer cellular services, such as GSM or CDMA, to their customers and they may therefore elect not to deploy our PAS system. If this were to occur, we could lose current and potential customers for our PAS system, and our financial condition and results of operations could be harmed.

Changes in telecommunications rates or pricing policies may result in decreased demand for our products


      In November 2000, the Ministry of Information Industry announced significant changes in rates for telecommunications services in China. While long distance, international, leased line and Internet connection fees were cut by up to 70%, the rates for local telephone services, which include certain types of wireless access services such as those offered over our PAS system, were increased, from approximately $0.01 per minute to approximately $0.02 per minute. The increase in rates may result in a reduced demand by end users for wireless services delivered over our PAS system and a corresponding decline in demand for our products. Additionally, the Ministry of Information Industry may implement future rate changes for wireline or wireless services in China or change telecommunications pricing policies, any of which may lead to reduced demand for our systems and products and result in a material adverse effect on our business or results of operations.


                Risks Relating to Conducting Operations in China

Sales in China have accounted for substantially all of our sales, and therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in China

      Approximately $116.8 million, or 98.0%, of our net sales for the three months ended March 31, 2001, $364.0 million, or 98.8%, of our net sales in fiscal 2000, and $186.1 million, or 99.3%, of our net sales in fiscal 1999, occurred in China. Additionally, a substantial portion of our fixed assets are located in China. Of our total fixed assets, approximately 76.8% as of March 31, 2001, 75.0% as of December 31, 2000, and 53.7% as of December 31, 1999 were located in China. We expect to make further investments in China in the future. Therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in China.

Devaluation in the value of the Renminbi and fluctuations in exchange rates could adversely affect our financial results

      Exchange rate fluctuations could have a substantial negative impact on our financial condition and results of operations. We purchase substantially all of our materials in the United States and Japan and a significant portion of our cost of goods sold is incurred in U.S. dollars and Japanese yen. A significant portion of our operating expenses are incurred in U.S. dollars. At the same time, most of our sales are denominated in Renminbi. The value of the Renminbi is fixed by China's national government and is subject to changes in China's governmental policies and to international economic and political developments. China may choose to devalue the Renminbi against the U.S. dollar. Additionally, China's national government has considered from time to time whether to partially or fully abandon the official exchange rate for Renminbi to the U.S. dollar. The abandonment of this official exchange rate policy may lead to sharp depreciation of the Renminbi against the U.S. dollar and other foreign currencies and to significantly more volatility in the Renminbi exchange rate in the future, both of which would adversely affect our financial results and make our future results more subject to fluctuation.

      In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China's government to devalue the Renminbi. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of

Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China. Moreover, due to the limitations on the convertibility of Renminbi, we are limited in our ability to engage in currency hedging activities in China and do not currently engage in currency hedging activities with respect to international sales outside of China.

Currency restrictions in China may limit the ability of our subsidiaries and joint ventures in China to obtain and remit foreign currency necessary for the purchase of imported components and may limit our ability to obtain and remit foreign currency in exchange for Renminbi earnings

      China's government imposes controls on the convertibility of Renminbi into foreign currencies and, in some cases, the remittance of currency out of China. Under the current foreign exchange control system, sufficient foreign currency may not be available to satisfy our currency needs. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to obtain and remit sufficient foreign currency to pay dividends to us, or otherwise satisfy their foreign currency denominated obligations such as payments to us for components which we export to them and for technology licensing fees. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit needed foreign currency.

      Our business could be substantially harmed if we are unable to convert and remit our sales received in Renminbi into U.S. dollars. Under existing foreign exchange laws, Renminbi held by our China subsidiaries can be converted into foreign currencies and remitted out of China to pay current account items such as payments to suppliers for imports, labor services, payment of interest on foreign exchange loans and distributions of dividends so long as the subsidiaries have adequate amounts of Renminbi to purchase the foreign currency. Expenses of a capital nature such as the repayment of bank loans denominated in foreign currencies, however, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency and then remitted out of China. This system could be changed at any time by executive decision of the State Council to impose limits on current account convertibility of the Renminbi or other similar restrictions. Moreover, even though the Renminbi is intended to be freely convertible under the current account, the State Administration of Foreign Exchange, which is responsible for administering China's foreign currency market, has a significant degree of administrative discretion in implementing the laws. From time to time, the State Administration of Foreign Exchange has used this discretion in ways which effectively limit the convertibility of current account payments and restrict remittances out of China. Furthermore, in many circumstances the State Administration of Foreign Exchange must approve foreign currency conversions and remittances. Under the current foreign exchange control system, sufficient foreign currency may not be available at a given exchange rate to satisfy our currency demands.

China closely restricts activities of foreign investors in the telecommunications industry

      China's government and its agencies, including the Ministry of Information Industry and the State Council, regulate foreign investment in the telecommunications industry through the promulgation of various laws and regulations and the issuance of various administrative orders and decisions. Foreign investment enterprises, companies and individuals are prohibited from investing and participating in the operation and management of telecommunications networks without special approval by the State Council. China may promulgate new laws or regulations, or issue administrative or judicial decisions or interpretations, which would further restrict or bar foreigners from engaging in telecommunications-related activities. The promulgation of laws or regulations or the issuance of administrative orders or judicial decisions or interpretations restricting or prohibiting telecommunications activities by foreigners could have a substantial impact on our ongoing operations.

Governmental policies in China could impact our business

      Since 1978, China's government has been and is expected to continue reforming its economic and political systems. These reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a number of political, economic and social factors. We believe that the basic principles underlying the political and economic reforms will continue to be implemented and provide the framework for China's political and economic system. New reforms or the readjustment of previously implemented reforms could have a significant negative effect on our operations. Changes in China's political, economic and social conditions and governmental policies which could have a substantial impact on our business include:

    . new laws and regulations or the interpretation of those laws and regulations;

    . the introduction of measures to control inflation or stimulate growth;

    . changes in the rate or method of taxation;

    . the imposition of additional restrictions on currency conversion and remittances abroad; and

    . any actions which limit our ability to develop, manufacture, import or sell our products in China, or to finance and operate our business in China.

Economic policies in China could negatively impact our business

      The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in various respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position. In the past, the economy of China has been primarily a planned economy subject to one- and five-year state plans adopted by central government authorities and largely implemented by provincial and local authorities which set production and development targets.

      Since 1978, increasing emphasis had been placed on decentralization and the utilization of market forces in the development of China's economy. Economic reform measures adopted by China's government may be inconsistent or ineffectual, and we may not in all cases be able to capitalize on any reforms. Further, these measures may be adjusted or modified in ways which could result in economic liberalization measures that are inconsistent from time to time or from industry to industry or across different regions of the country. China's economy has experienced significant growth in the past decade. This growth, however, has been accompanied by imbalances in China's economy and has resulted in significant fluctuations in general price levels, including periods of inflation. China's government has implemented policies from time to time to increase or restrain the rate of economic growth, control periods of inflation or otherwise regulate economic expansion. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by China's government to regulate the economy could also have a significant negative impact on economic conditions in China with a resulting negative impact on our business.

China's expected entry into the WTO creates uncertainty as to the future economic and business environments in China

      China is expected to enter the World Trade Organization some time late in 2001 or in 2002. Entry into the WTO will require China to further reduce tariffs and eliminate other trade restrictions. While China's entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies. Whether or not China enters the WTO, the impact on China's economy and our business is uncertain.

If tax benefits available to our subsidiaries located in China are reduced or repealed, our business could suffer

      Our subsidiaries and joint ventures located in China enjoy tax benefits in China which are generally available to foreign investment enterprises, including full exemption from national enterprise income tax for two years starting from the first profit-making year and/or a 50% reduction in national income tax rate for the following three years. In addition, local enterprise income tax is often waived or reduced during this tax holiday/incentive period. Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. All of our active subsidiaries in China were accredited as technologically advanced enterprises. The tax holidays applicable to our two principal subsidiaries, UTStarcom China and Hangzhou UTStarcom, which together accounted for approximately 98.8% of our revenues in 2000, will expire at the end of 2002. At that time, the tax rates for these two subsidiaries will increase from 7.5% to 15%, and from 10% to 15%, respectively, which will negatively impact our financial condition and results of operations.

We may be exposed to contingent tax liabilities in China resulting from our failure to withhold sufficient amounts for China's income tax purposes

      We employ a number of U.S. citizens who work on a full time basis in China. These expatriate employees participate in our stock option plans and have exercised a number of options granted under the plans. The option exercises generated income which may be subject to personal income taxes under China's income tax laws. We withheld U.S. taxes in connection with these option exercises, but did not withhold China income taxes on the option exercises, and the employees have not yet paid any taxes in China which may be due. Should the employees fail to pay the income taxes, we may be liable for such taxes in our capacity as withholding agent. In the event that it is determined that taxes are due in China, we will apply for a refund from the U.S. tax authorities corresponding to the amount over-withheld in the U.S. due to the foreign tax credit which would then be applicable. In addition, our failure to collect and remit China withholding tax may also subject us to penalties.

China's legal system embodies uncertainties that could negatively impact our business

      China has a civil law legal system. Decided court cases do not have binding legal effect on future decisions. Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of contracts based on existing law may be uncertain and sporadic and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Further, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

      China has adopted a broad range of related laws, administrative rules and regulations that govern the conduct and operations of foreign investment enterprises and restrict the ability of foreign companies to conduct business in China. These laws, rules and regulations provide some incentives to encourage the flow of investment into China, but also subject foreign companies, and foreign investment enterprises, including our subsidiaries in China, to a set of restrictions which may not always apply to domestic companies in China. Although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies in anticipation of China's entry into the WTO, these special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises may still place us and our subsidiaries at a disadvantage in relation to Chinese domestic companies and may adversely affect our competitive position. Moreover, as China's legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors and companies.

      Many of our activities and products in China are subject to administrative review and approval by various national and local agencies of China's government. Because of the changes occurring in China's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities and products. Failure to obtain the requisite governmental approval for any of our activities or products could substantially harm our business.

            Risks Relating to the Offering and our Stock Performance

Our stock price is highly volatile

      The trading price of our common stock has fluctuated significantly since our initial public offering in March 2000. Our stock price could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

    . actual or anticipated fluctuations in operating results;

    . changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

    . changes in governmental regulations or policies in China, such as the temporary suspension of sales of our PAS system that occurred in May and June of 2000, which caused our stock price to drop;

    . our, or a competitor's, announcement of new products, services or technological innovations; and

    . the operating and stock price performance of other comparable companies.

      General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect our stock price. For these reasons, investors should not rely on recent trends to predict future stock prices or financial results. In addition, following periods of volatility in a company's securities, securities class action litigation against a company is sometimes instituted. This type of litigation could result in substantial costs and the diversion of management time and resources.

Our existing stockholders have significant control of our management and affairs, which they could exercise against your best interests

      Following the completion of this offering, SOFTBANK CORP. and its related companies will beneficially own 43.0% of our outstanding stock. As a result, SOFTBANK CORP. will have the ability to control all matters submitted to our stockholders for approval and exert significant influence over our management and affairs. This concentration of ownership may delay or prevent a change of control or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company, which could decrease the market price of our common stock. Matters that could require stockholder approval include:

    . election and removal of directors;

    . merger or consolidation of our company; and

    . sale of all or substantially all of our assets.

      The interests of SOFTBANK CORP. may not always coincide with our interests. SOFTBANK CORP., acting through its designees on the Board of Directors and through its ownership of voting securities, will have the ability to control our actions irrespective of the desires of our other stockholders or directors.

Following this offering, substantial numbers of shares of our common stock will become available for sale in the public market, which could cause the market price of our stock to decline

      Upon completion of this offering, 104,007,063 shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after May 31, 2001. Of these shares, all of the shares sold in this offering and 35,698,988 additional shares will be freely tradable without restriction under the Securities Act, unless purchased by our officers, directors and some of our significant security holders.

      Upon completion of the offering, approximately 59,308,075 shares of our common stock will be subject to restrictions under Rule 144 of the Securities Act. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition to the adverse effect a price decline could have on the holders of our common stock, a price decline would likely impede our ability to raise additional capital through the issuance of additional shares of our common stock or other equity securities.

      In connection with this offering, we, our executive officers, our directors, the selling stockholders and SOFTBANK CORP. and its related companies have agreed, with exceptions, not to sell or transfer any common stock commencing on the date of this prospectus for a period ending 90 days after the date of this prospectus, without first obtaining the written consent of Merrill Lynch. Our executive officers and one of our non-employee directors have agreed, only with respect to their shares subject to plans adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, to similar restrictions on transfers of common stock during the period commencing June 19, 2001 and ending two weeks following the date of this prospectus.

      Beginning two weeks following the date of this prospectus, our executive officers and one of our non-employee directors may sell up to an aggregate of 250,000 shares of our common stock per month pursuant to plans adopted under Rule 10b5-1 at predetermined trading prices and quantities. These executive officers and that director may also sell, beginning two weeks following the date of this prospectus, an additional number of shares which they otherwise would have been able to sell under the plans but for the lock-up restrictions described above, representing up to a number of shares of our common stock equal to the product of 250,000 and the number of months, or a portion thereof, during the period commencing on June 19, 2001 and ending two weeks following the date of this prospectus. See "Management--10b5-1 Plans" and "Underwriting" for further description about the plans and the lock-up restrictions.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders

      Other companies may seek to acquire or merge with us. An acquisition or merger of our company could result in benefits to our stockholders, including an increase in the value of our common stock. Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    . authorizing the Board of Directors to issue additional preferred stock;

    . prohibiting cumulative voting in the election of directors;

    . limiting the persons who may call special meetings of stockholders;

    . prohibiting stockholder action by written consent;

    . creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms; and

    . establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

Our management may not use the proceeds of this offering in ways which increase our market share or operating results

      Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we fail to maximize our return on the proceeds.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to management. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements include but are not limited to those statements concerning the following: the growth of China's telecommunications equipment and subscriber markets; our plan to expand our presence in China and other growing telecommunications markets; our expectation that our PAS wireless access system and other communications products will continue to be allowed in China under the country's regulatory scheme; fluctuations in our overall gross profit, gross profit as a percentage of net sales, product mix and selling prices; our plans for expanding our selling and marketing campaigns; our expectation that there will be increases in selling, marketing, research and development, general and administrative expenses; the capabilities of our WACOS, PAS and AN-2000 products; our expectation that existing cash and cash equivalents will be sufficient to finance our operations for at least the next 12 months; and our estimate of the amount of net proceeds from this offering and the intended uses for those proceeds. Additional forward looking statements may be identified by the words "anticipate," "believe," "extend," "intend," "will" and similar expressions, as they relate to us or our management.

      The forward-looking statements contained in this prospectus are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors" and the following:

    . devaluation of the Renminbi and fluctuations of exchange rates;

    . changes in China's government, economic or regulatory policies;

    . uncertainty regarding the commercial acceptance of our network access and switching equipment and technologies;

    . uncertainty regarding our future operating results;

    . our ability to introduce new and enhanced products;

    . delays or losses of sales due to long sales and delivery cycles for our products;

    . the possibility of lower prices, reduced gross profit as a percentage of net sales and loss of market share due to increased competition; and

    . increased demands on our resources due to anticipated growth.

      Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes could vary materially from those described in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

      We estimate our net proceeds from the sale of the 6,050,000 shares of common stock offered by us in this prospectus will be approximately $117.2 million, or approximately $143.6 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $20.62 per share and after deducting the estimated underwriting discount and offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      We presently intend to use the net proceeds from this offering for general corporate purposes, including research and development, expansion of our sales and marketing organization and working capital. Our management will have broad discretion in the application of the net proceeds of this offering. Pending any use, we intend to invest the net proceeds in government securities and short-term, investment-grade, interest-bearing securities.

      From time to time, we may evaluate opportunities to acquire or invest in complementary businesses, technologies or products and may use a portion of the net proceeds from this offering to enter into these type of transactions. At this time, we do not have any understandings, commitments or agreements with respect to any material acquisitions.

                                DIVIDEND POLICY

      To date, we have not paid any cash dividends on our common stock. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements to which we are a party may limit or prevent the payment of dividends on our common stock.

                        PRICE RANGE OF OUR COMMON STOCK

                                                                   High   Low
                                                                  ------ ------
Fiscal 2000
-----------
First Quarter (from March 3, 2000)............................... $93.50 $41.00
Second Quarter...................................................  77.63  16.75
Third Quarter....................................................  32.88  18.00
Fourth Quarter...................................................  23.00  12.31

Fiscal 2001
-----------
First Quarter.................................................... $28.00 $13.56
Second Quarter (through June 27, 2001)...........................  27.28  12.50

      Our common stock has been traded on The Nasdaq National Market under the symbol "UTSI" since our initial public offering on March 3, 2000. The preceding table sets forth the high and low sales prices per share of our common stock as reported on The Nasdaq National Market for the periods indicated. As of March 31, 2001 we had approximately 236 stockholders of record. On June 27, 2001 the last reported sale price of our common stock on The Nasdaq National Market was $20.62 per share.

                                 CAPITALIZATION

      The following table sets forth on an unaudited basis our capitalization as of March 31, 2001 and as adjusted to reflect the sale of the 6,050,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $20.62 per share, after deducting the estimated underwriting discount and offering expenses. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference into this prospectus, and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

                                                             As of March 31,
                                                                  2001
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands,
                                                              except share
                                                                  data)
Long-term debt, net of current portion..................... $ 12,048  $ 12,048
                                                            ========  ========

Stockholders' equity:
  Preferred stock, $0.00125 par value; no shares issued and
   outstanding............................................. $    --   $    --
  Common stock, $0.00125 par value; actual--250,000,000
   shares authorized, 96,172,216 shares issued and
   outstanding; as adjusted--104,007,063 shares issued and
   outstanding.............................................      122       130
  Additional paid-in capital...............................  432,207   549,401
  Deferred stock compensation..............................   (5,129)   (5,129)
  Retained earnings........................................    1,554     1,554
  Notes receivable from stockholders.......................     (292)     (292)
  Other comprehensive income...............................      302       302
                                                            --------  --------
    Total stockholders' equity.............................  428,764   545,966
                                                            --------  --------
      Total capitalization................................. $440,812  $558,014
                                                            ========  ========

--------
The table above excludes:

  . 14,525,512 shares of common stock issuable upon exercise of options outstanding as of March 31, 2001 at a weighted average exercise price of $8.30 per share;

  . 3,816,656 shares of common stock reserved for issuance under our 2000
    Employee Stock Purchase Plan as of March 31, 2001; and

  . 32,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2001 with a weighted average exercise price of $2.50 per share.

                                    DILUTION

      The net tangible book value of our common stock as of March 31, 2001 was approximately $406.6 million, or $4.23 per share. Net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding.

      Without taking into account any other changes in net tangible book value after March 31, 2001, other than to give effect to the sale of 6,050,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $20.62 per share and after deducting the estimated underwriting discount and offering expenses payable by us, the net tangible book value of our common stock as of March 31, 2001 would have been approximately $523.8 million, or $5.12 per share. This represents an immediate increase in net tangible book value of $0.89 per share to existing stockholders and an immediate dilution of $15.50 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share...........................       $ 20.62
  Net tangible book value per share as of March 31, 2001.......... $4.23
  Increase per share attributable to new investors................  0.89
                                                                   -----
Net tangible book value per share after this offering.............          5.12
                                                                         -------
Dilution per share to new investors...............................       $ 15.50
                                                                         =======

      The foregoing discussion and table assume that the underwriters do not exercise their over-allotment option. This table also assumes that no options or warrants were exercised after March 31, 2001. As of March 31, 2001, there were outstanding options to purchase 5,317,691 shares of common stock, which were exercisable within 60 days of March 31, 2001 at a weighted average exercise price of $4.23 per share and outstanding warrants to purchase 32,000 shares of common stock at a weighted average exercise price of $2.50 per share. If all these options and warrants had been exercised as of March 31, 2001, our net tangible book value on that date would have been $429.2 million, or $4.23 per share, the increase in net tangible book value attributable to new investors would have been $0.85 per share and the dilution in net book value to new investors would have been $15.54 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in or incorporated by reference into this prospectus. The consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and consolidated balance sheet data at December 31, 1999 and 2000 are derived from, and are qualified by reference to, our audited consolidated financial statements incorporated by reference into this prospectus. The consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data at December 31, 1996, 1997 and 1998 have been derived from audited financial statements not included in or incorporated by reference into this prospectus. The consolidated financial statements for the three months ended March 31, 2000 and 2001 and the consolidated balance sheet data at March 31, 2001 are derived from our unaudited consolidated financial statements incorporated by reference into this prospectus and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition, the results of our operations and our cash flows for such periods. Historical results are not necessarily indicative of results to be expected in any future period, and results for the three months ended March 31, 2001 should not be viewed as an indication of results to be expected for the full year.

                                                                            Three Months
                                   Years Ended December 31,               Ended March 31,
                          ----------------------------------------------  -----------------
                           1996     1997      1998      1999      2000     2000      2001
                          -------  -------  --------  --------  --------  -------  --------
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales...............  $35,542  $75,597  $105,167  $187,516  $368,646  $58,587  $119,181
Cost of sales (includes
 deferred stock
 compensation expense of
 $0, $0, $0, $12, $90,
 $0 and $0).............   22,322   48,795    64,142   112,703   240,465   37,974    77,768
                          -------  -------  --------  --------  --------  -------  --------
Gross profit............   13,220   26,802    41,025    74,813   128,181   20,613    41,413
                          -------  -------  --------  --------  --------  -------  --------

Operating expenses:
 Selling, general and
  administrative
  (includes deferred
  stock compensation
  expense of $0, $0,
  $390, $4,256, $4,676,
  $1,802 and $681)......    8,042   21,211    23,211    35,122    48,055   11,064    14,131
 Research and
  development (includes
  deferred stock
  compensation expense
  of $0, $0, $22,
  $1,285, $6,795, $4,595
  and $578).............    3,899    8,941    14,681    18,648    41,452   10,909    12,412
 Amortization of
  intangible assets.....       42       40       120       332     4,894    1,223     1,471
 In-process research and
  development...........      --       --        --      3,992       --       --        --
                          -------  -------  --------  --------  --------  -------  --------
  Total operating
   expenses.............   11,983   30,192    38,012    58,094    94,401   23,196    28,014
                          -------  -------  --------  --------  --------  -------  --------
Operating income
 (loss).................    1,237   (3,390)    3,013    16,719    33,780   (2,583)   13,399
Interest and other
 income (expenses)......      858    2,033    (1,138)   (2,212)   10,829      772       452
Equity in net income
 (loss) of affiliated
 companies..............     (291)      73      (773)    1,348      (288)    (279)     (244)
                          -------  -------  --------  --------  --------  -------  --------
Income (loss) before
 income taxes, minority
 interest and cumulative
 effect of a change in
 accounting principle...    1,804   (1,284)    1,102    15,855    44,321   (2,090)   13,607
Income tax expense......      575      400     1,423       626    14,021      918     3,652
Minority interest in
 (earnings) loss of
 consolidated
 subsidiaries...........     (743)     301       914    (2,110)   (2,307)    (261)     (593)
                          -------  -------  --------  --------  --------  -------  --------
Income (loss) from
 continuing operations..      486   (1,383)      593    13,119    27,993   (3,269)    9,362
Income (loss) from
 discontinued
 operations.............      301    1,413      (893)   (1,656)      --       --        --
Cumulative effect of the
 application of SAB 101
 "Revenue Recognition in
 Financial Statements"..      --       --        --        --       (980)    (980)      --
                          -------  -------  --------  --------  --------  -------  --------
Net income (loss).......      787       30      (300)   11,463    27,013   (4,249)    9,362
Preferred stock
 dividend...............   (1,097)     --        --        --        --       --        --
Beneficial conversion
 feature of Series F
 preferred stock........      --       --        --    (29,977)      --       --        --
                          -------  -------  --------  --------  --------  -------  --------
Net income (loss)
 applicable to common
 stockholders...........  $  (310) $    30  $   (300) $(18,514) $ 27,013  $(4,249) $  9,362
                          =======  =======  ========  ========  ========  =======  ========
Income (loss) per share
 from continuing
 operations:
 Basic..................  $  0.06  $ (0.19) $   0.08  $   1.51  $   0.35  $ (0.09) $   0.10
                          =======  =======  ========  ========  ========  =======  ========
 Diluted................  $  0.06  $ (0.19) $   0.01  $   1.51  $   0.27  $ (0.09) $   0.09
                          =======  =======  ========  ========  ========  =======  ========
Earnings (loss) per
 share:
 Basic..................  $ (0.04) $   --   $  (0.04) $  (2.13) $   0.34  $ (0.12) $   0.10
                          =======  =======  ========  ========  ========  =======  ========
 Diluted................  $ (0.04) $   --   $    --   $  (2.13) $   0.27  $ (0.12) $   0.09
                          =======  =======  ========  ========  ========  =======  ========

                                                                           Three Months
                                   Years Ended December 31,              Ended March 31,
                          ---------------------------------------------- -----------------
                           1996      1997     1998      1999      2000    2000      2001
                          -------  -------- --------  --------  -------- -------  --------
                                     (in thousands, except per share data)
Pro forma amounts
 assuming application of
 SAB101 "Revenue
 Recognition in
 Financial Statements"
 is applied
 retroactively:
Net income (loss)
 applicable to common
 stockholders...........  $  (310) $     30 $   (300) $(19,494) $ 27,993 $(3,269) $  9,362
                          =======  ======== ========  ========  ======== =======  ========
Earnings (loss) per
 share:
 Basic..................  $ (0.04) $    --  $  (0.04) $  (2.25) $   0.35 $ (0.09) $   0.10
                          =======  ======== ========  ========  ======== =======  ========
 Diluted................  $ (0.04) $    --  $    --   $  (2.25) $   0.27 $ (0.09) $   0.09
                          =======  ======== ========  ========  ======== =======  ========
Shares used in per share
 calculations:
 Basic..................    8,344     7,320    7,582     8,678    79,696  35,867    95,873
                          =======  ======== ========  ========  ======== =======  ========
 Diluted................    8,344     7,320   77,050     8,678   101,867  35,867   104,262
                          =======  ======== ========  ========  ======== =======  ========

                                      As of December 31,
                          ---------------------------------------------- As of March 31,
                           1996      1997     1998      1999      2000         2001
                          -------  -------- --------  --------  -------- -----------------
                                            (in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $18,246  $ 35,049 $ 17,626  $ 87,364  $149,112     $175,535
Working capital.........   34,382    59,076   57,416   128,973   369,861      383,892
Total assets............   49,610   101,097  142,121   271,788   591,837      642,054
Total short-term debt...    1,127     1,579   38,426    43,338    43,381       55,427
Long-term debt..........      --        --       --        --     12,048       12,048
Convertible preferred
 stock..................   39,912       --       --        --        --          --
Total stockholders'
 equity.................   39,519    72,513   72,336   165,720   412,319      428,764

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference into this prospectus.

Overview

      We design and market wireline and wireless broadband enabled access and switching equipment that supports migration to next generation IP-based networks. Our operations are conducted primarily by our foreign subsidiaries that manufacture, distribute, and support our products, principally in China. Our systems and products allow service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on key international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, IP and wireless network rollouts.

      We have only recently become profitable and may not be able to remain profitable in future periods. As of March 31, 2001, we had retained earnings of only $1.6 million. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses, and, as a result, we will need to generate higher revenues to remain profitable.

      We have derived substantially all of our revenues from sales of communications equipment to service providers in China. Our customers often make a large initial purchase of our equipment followed by supplemental purchases of enhancements and upgrades. As a result, our largest revenue-producing customers typically vary from period to period. The evaluation period for our products by potential customers may span a year or more and our business generally depends on a relatively small number of large deployments. We sell our products in China through a direct sales force.

      Approximately 98.0% of our net sales for the three months ended March 31, 2001 and approximately 98.8 % of our net sales for the twelve months ended December 31, 2000 were made in China. Accordingly, our business, financial condition and results of operations are likely to be influenced by the political, economic and legal environment in China, and by the general state of China's economy. Our results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

      Remittances from China, which are of a capital nature, such as the repayment of bank loans denominated in foreign currencies, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. Although the payment of cash dividends is permitted so long as our subsidiaries have sufficient reserves and adequate amounts of Renminbi to purchase foreign currency, regulations restrict the ability of our subsidiaries to transfer funds to us through intercompany loans and advances.

      Additionally, business activity in China declines considerably during the first quarter of each year in observance of the Lunar New Year. As a result, sales during the first quarter of our fiscal year have typically been lower than sales during the fourth quarter of the preceding year, and we expect this trend to continue. We do not have the ability to forecast with any degree of certainty the impact of the decreased business activity during the Lunar New Year on our sales and operating results.

      We recognize revenue from equipment sales on delivery when contractual obligations are substantially complete, remaining obligations are inconsequential and perfunctory, and collection of the resulting receivable is reasonably assured. We recognize revenue from equipment sales with installation requirements on final acceptance when contractual obligations are substantially complete, remaining obligations are inconsequential and perfunctory, and collection of the resulting receivable is reasonably assured. Where multiple elements exist, we allocate revenue to the different elements based upon verifiable objective evidence and recognized on completion of the element.

      Cost of sales consists primarily of material costs, third party commissions, costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training and overhead and warranty costs. Cost of sales also includes import taxes and tariffs on components and assemblies. In particular, China imposed an additional tariff in June 2001 on handsets and handset assemblies imported into China from Japan, which may lead to an increase in our cost of sales, at least in the short term. Some components and materials used in our products are purchased from a single supplier or a limited group of suppliers and, in some cases, are subject to our obtaining Chinese import permits and approvals. We also rely on third party manufacturers in China to manufacture and assemble most of our handsets.

      Our gross profit has been affected by material costs, product mix and average selling prices. Our gross profit, as a percentage of net sales, varies among our product families. The gross profit, as a percentage of net sales, on our mobile phone handsets is very low compared to our other products. We expect that our overall gross profit, as a percentage of net sales, will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to reduce cost of sales. As a result of a growth in sales of lower margin handsets over the past few quarters, we have experienced a decline in overall gross profit, as a percentage of net sales. We are likely to continue to experience downward pressure on our gross profit, as a percentage of net sales.

      Selling, general and administrative expenses include compensation and benefits, professional fees, sales commissions, provision for uncollectible accounts receivable and travel and entertainment costs. A large percentage of our costs are fixed and are difficult to quickly reduce in periods of reduced sales. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization, and, as a result, our sales and marketing expenses will increase in future periods. We also expect that in support of our continued growth, general and administrative expenses will continue to increase for the foreseeable future.

      Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities, the cost of parts for prototypes, equipment depreciation and third party development expenses. A large percentage of our costs are fixed and are difficult to quickly reduce in periods of reduced sales. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

      Net deferred stock compensation represents the difference between the fair value of common stock and the option exercise price for the options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with amortization recorded over the vesting period of the option, which is generally four years. In connection with the grant of stock options to our employees, we recorded no net deferred stock compensation during the three months ended March 31, 2001 and $3.6 million of net deferred stock compensation during the three months ended March 31, 2000. In connection with the grant of stock options to our employees, we recorded net deferred stock compensation of $2.4 million during the twelve months ended December 31, 2000 and $15.9 million during the twelve months ended December 31, 1999. In connection with grants to non-employees during the twelve months ended December 31, 1999, we recorded deferred compensation of $7.4 million. We recorded stock compensation expense of approximately $1.3 million during the three months ended March 31, 2001, $6.4 million during the three months ended March 31, 2000, $11.6 million during the twelve months ended December 31, 2000 and $5.6 million during the twelve months ended December 31, 1999. At March 31, 2001, approximately $5.1 million remained to be amortized.

      We employ a number of U.S. citizens who work on a full time basis in China. These expatriate employees participate in our stock option plans and have exercised a number of options granted under the plans. The option exercises generated income which may be subject to personal income taxes under China's income tax laws. We have withheld U.S. taxes in connection with these option exercises, but did not withhold China income taxes on the option exercises, and the employees have not yet paid any taxes in China which may be due. Should the employees fail to pay the income taxes, we may be liable for such taxes in our capacity as withholding agent. In addition, our failure to collect and remit China withholding tax may also subject us to penalties. In the event that it is determined that taxes are due in China, we will apply for a refund from the U.S. tax authorities corresponding to the amount over-withheld in the U.S. due to the foreign tax credit.

      Amortization of intangible assets consists primarily of the amortization of intangible assets associated with acquisitions in China, our acquisition of a minority interest in Wacos, Inc. and our acquisition of Stable Gain International Ltd.

      Consolidated equity in net income (loss) of affiliated companies comprises our share of the earnings from our Guangdong manufacturing subsidiary, which is accounted for using the equity method, as we do not have voting control over all significant matters.

      Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. All of our active subsidiaries in China were accredited as technologically advanced enterprises. The tax holidays applicable to our two principal subsidiaries, UTStarcom China and Hangzhou UTStarcom, which together accounted for approximately 98.8% of our revenues in 2000, will expire at the end of 2002. At that time, the tax rates for these two subsidiaries will increase from 7.5% to 15%, and from 10% to 15%, respectively, which will negatively impact our financial condition and results of operations by increasing our tax rate.

      Minority interest in (earnings) loss of consolidated subsidiaries represents the share of earnings in our Zhejiang manufacturing joint venture that is owned by our joint venture partner.

Recent Developments

      On July 24, 2000, we entered into an agreement with Stable Gain to purchase intellectual property and related fixed assets, and to transfer development employees to us for consideration of $10.7 million in the form of shares of our common stock, provided government approvals and other deliverables were obtained within 12 months. The final approvals were obtained in March 2001, and the transfer of common stock was completed in the second quarter of fiscal 2001. At March 31, 2001, the obligation in respect of the purchase consideration was included in long-term obligations and upon completion has been reclassified as equity. On August 18, 2000, we entered into a separate agreement to purchase additional related fixed assets from Stable Gain for a total consideration of $0.3 million. The total purchase consideration of $11.0 million was allocated to property and equipment, intangible assets, and goodwill under the purchase method of accounting. Goodwill totaling $7.4 million was recorded at the time of the acquisition of assets.

      As part of our business operations in China, we formed a joint venture company named Hangzhou Nantian Starcom Telecommunication Equipment Ltd. with Zhejiang Nan Tian and acquired a 65% holding in the venture in February 1996. On February 5, 2001, we entered into an agreement to acquire the remaining 35% ownership in the joint venture company for a total consideration of $1.3 million payable in cash. The purchase price was allocated to property and equipment and goodwill under the purchase method of accounting. Goodwill totaling $0.6 million was recorded at the time of acquisition. At March 31, 2001 the obligation in respect of the purchase consideration of $1.3 million was included in related party payables.

Results of Operations

      The following table sets forth the percentage of net sales represented by selected items reflected in our consolidated statements of operations:

                                         Years Ended          Three Months
                                        December 31,         Ended March 31,
                                      ---------------------  -----------------
                                      1998    1999    2000    2000      2001
                                      -----   -----   -----  -------   -------
Percentage of Net Sales:
Net sales............................ 100.0%  100.0%  100.0%   100.0%    100.0%
Cost of sales........................  61.0    60.1    65.2     64.8      65.3
                                      -----   -----   -----  -------   -------
Gross profit.........................  39.0    39.9    34.8     35.2      34.7
                                      -----   -----   -----  -------   -------
Operating expenses:
  Selling, general and
   administrative....................  22.1    18.7    13.1     18.9      11.9
  Research and development...........  13.9    10.0    11.2     18.6      10.4
  Amortization of intangible assets..   0.1     0.2     1.3      2.1       1.2
  In-process research and
   development.......................    --     2.1      --       --        --
                                      -----   -----   -----  -------   -------
    Total operating expenses.........  36.1    31.0    25.6     39.6      23.5
                                      -----   -----   -----  -------   -------
Operating income.....................   2.9     8.9     9.2     (4.4)     11.2
Interest and other income
 (expenses)..........................  (1.1)   (1.2)    2.9      1.3       0.4
Equity in net income (loss) of
 affiliated companies................  (0.7)    0.7    (0.1)    (0.5)     (0.2)
                                      -----   -----   -----  -------   -------
Income before income taxes, minority
 interest, and cumulative effect.....   1.1     8.4    12.0     (3.6)     11.4
Income tax expense...................   1.4     0.3     3.8      1.6       3.1
Minority interest in (earnings) loss
 of consolidated subsidiaries........   0.9    (1.1)   (0.6)    (0.4)     (0.5)
                                      -----   -----   -----  -------   -------
Income from continuing operations....   0.6     7.0     7.6     (5.6)      7.9
Loss from discontinued operations....  (0.8)   (0.9)     --       --        --
                                      -----   -----   -----  -------   -------
Cumulative effect on prior years of
 the application of SAB 101 "Revenue
 Recognition in Financial
 Statements".........................    --      --    (0.3)    (1.7)       --
                                      -----   -----   -----  -------   -------
Net income (loss)....................  (0.2)    6.1     7.3     (7.3)      7.9
Beneficial conversion feature of
 Series F preferred stock............    --   (16.0)     --       --        --
                                      -----   -----   -----  -------   -------
Net income (loss) applicable to
 common stockholders.................  (0.2)%  (9.9)%   7.3%    (7.3)%     7.9%
                                      =====   =====   =====  =======   =======

      Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

      Net Sales. Our net sales increased 103.4% to $119.2 million for the three months ended March 31, 2001 from $58.6 million for the corresponding period in 2000, primarily due to increases in sales volume of our PAS system. Sales of communications equipment for the three months ended March 31, 2001 were $85.8 million, an increase of $42.4 million or 97.7%, as compared to the three months ended March 31, 2000. Sales of handsets for the three months ended March 31, 2001 were $33.4 million, an increase of $18.2 million or 119.7%, as compared to the three months ended March 31, 2000. Sales of communications equipment and sales of handsets increased due to the continued growth in spending on telecommunications infrastructure in China and subscriber growth, as China continues to modernize its telecommunications infrastructure. Customers that accounted for 10% or more of our net sales for the periods were Shaoxing Telecommunications Bureau, which accounted for 14.0% of our net sales for the three months ended March 31, 2001, and Hangzhou Telecommunications Bureau, which accounted for 39.6% of our net sales for the three months ended March 31, 2000.

      Effective January 1, 2000, we adopted Staff Accounting Bulletin 101, issued by the Securities and Exchange Commission in December 1999. In light of the guidance issued in SAB 101, we changed our method of recognizing revenue in some contracts. We previously recognized revenue as contract stages were completed and accepted. We now recognize revenue upon final acceptance of the contract. In addition, some of our contracts include service requirements for which revenue was previously recognized, and costs accrued, on contractual acceptance. In consideration of SAB 101, revenues associated with these service requirements are being deferred until the service obligations are completed. Due to changes from adopting SAB 101, we recorded a cumulative adjustment in the first quarter of 2000 of $1.0 million or $0.01 per share, basic and diluted. The impact in 2000 of adopting SAB 101 was to reduce net income before the cumulative effect of the accounting change by $0.3 million with no effect on basic or diluted net income per share.

      Gross Profit. Gross profit increased 100.9% to $41.4 million for the three months ended March 31, 2001 from $20.6 million for the corresponding period in 2000. Gross profit, as a percentage of net sales, decreased to 34.7% for the three months ended March 31, 2001 from 35.2% for the three months ended March 31, 2000. The decrease in gross profit, as a percentage of net sales, was primarily due to increases in sales of lower margin handsets, which comprised 28.0% of net sales for the three months ended March 31, 2001 compared to 26.0% in the corresponding period in 2000.

      Selling, General and Administrative. Selling, general and administrative expenses increased 27.7% to $14.1 million for the three months ended March 31, 2001 from $11.1 million for the corresponding period in 2000. The increase in selling, general and administrative expenses was primarily due to increased sales and administrative personnel and related expenses, including sales commissions, associated with the growth in net sales and the expansion of our overall level of business activities. Selling, general and administrative expenses as a percentage of net sales decreased to 11.9% for the three months ended March 31, 2001 from 18.9% for the corresponding period in 2000. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily due to economies of scale associated with the significant increases in net sales. We expect our selling, general and administrative expenses to increase in absolute dollar amounts in future periods as sales and marketing activities increase and we incur additional expenses related to anticipated growth of our business and operations.

      Research and Development. Research and development expenses increased 13.8% to $12.4 million for the three months ended March 31, 2001 from $10.9 million for the corresponding period in 2000. The increase in research and development expenses was primarily due to the hiring of additional technical personnel, increased prototype expenses and licensing fees to support our research and development efforts. As a percentage of net sales, research and development expenses decreased to 10.4% for the three months ended March 31, 2001 from 18.6% for the corresponding period in 2000, primarily due to the significant increases in net sales. We expect our research and development expenses to increase in absolute dollar amounts in future periods as we expand our research and development organization to support new product development.

      Amortization of Intangible Assets. Amortization of intangible assets was $1.5 million for the three months ended March 31, 2001 and $1.2 million for the three months ended March 31, 2000. The increase in amortization of intangible assets was due to amortization of additional goodwill that was recognized upon the acquisition of Stable Gain.

      Interest Income (Expenses), Net. Net interest income was $1.4 million for the three months ended March 31, 2001 and $0.6 million for the corresponding period in 2000. The increase was primarily due to increased interest income from higher average cash balances as a result of the completion of our initial public offering in March 2000.

      Other Income (Expenses), Net. Other income (expense) was $(1.0) million for the three months ended March 31, 2001 and $0.2 million for the corresponding period in 2000. The decrease was primarily due to an impairment charge of $1.0 million relating to our investment in the Softbank China fund, based upon a review of the carrying value of this long-term investment.

      Equity in Income (Loss) of Affiliated Companies. Consolidated equity in the net loss of affiliated companies was $0.2 million for the three months ended March 31, 2001 and $0.3 million for the corresponding period in 2000. The net loss at our Guangdong manufacturing subsidiary remained constant, as demand for the AN-2000, its main product, remained relatively constant.

      Income Tax Expense. Income tax expense was $3.7 million for the three months ended March 31, 2001 and $0.9 million for the corresponding period in 2000. The increase in the income tax expense was due to our increasing income.

      Minority Interest in Earnings of Consolidated Subsidiaries. Minority interest in earnings of consolidated subsidiaries was $0.6 million for the three months ended March 31, 2001 and $0.3 million for the corresponding period in 2000. The change between the two periods was primarily due to the increased profitability at our Zhejiang subsidiary.

      Cumulative Effect. Due to changes from adopting SAB 101, we recorded a cumulative adjustment in first quarter of 2000 of $1.0 million or $0.01 per share, basic and diluted. The impact in the first quarter of 2000 of adopting SAB 101 was to reduce net income before the cumulative effect of the accounting change by $0.3 million with no effect on basic or diluted net income per share.

      Comparison of years ended December 31, 2000, 1999 and 1998

      Net Sales. Our net sales increased to $368.6 million in 2000 from $187.5 million in 1999 and $105.2 million in 1998. The 96.6% increase from 1999 to 2000 and the 78.2% increase from 1998 to 1999 were primarily due to an increase in sales volume of our PAS system. In 2000, sales to Hangzhou Telecommunications Bureau accounted for 12.1% of our net sales. In 1999, sales to Xian Telecommunications Bureau and Kunming Telecommunications Bureau accounted for 30.2% and 10.7% of our net sales, respectively. In 1998 no customers accounted for over 10% of our net sales.

      Gross Profit. Gross profit increased 71.3% to $128.2 million in 2000 from $74.8 million in 1999, which represented a 82.4% increase from $41.0 million in 1998. Gross profit, as a percentage of net sales, was 34.8% in 2000, 39.9% in 1999, and 39.0% in 1998. The decrease in gross profit in 2000, as a percentage of net sales, was primarily due to increases in sales of lower margin handsets, which comprised 28.9% of net sales in 2000 compared to 9.6% in 1999. The increase in gross profit in 1999, as a percentage of net sales, was primarily due to manufacturing economies of scale and significant increases in sales of higher margin network access products and a shift in product mix toward higher margin network access products.

      Selling, General and Administrative. Selling, general and administrative expenses increased 36.8% to $48.1 million in 2000 from $35.1 million in 1999, which represented a 51.3% increase from $23.2 million in 1998. The increase in selling, general and administrative expenses across the periods was primarily due to increased sales and administrative personnel and related expenses, including sales commissions, associated with the growth in net sales and the expansion of our overall level of business activities. The increase in selling, general and administrative expenses in 1999 as compared to 1998 also reflected non-cash stock compensation expense which increased to $4.3 million in 1999 from $0.4 million in 1998. Selling, general and administrative expenses as a percentage of net sales decreased to 13.1% in 2000 from 18.7% in 1999 and 22.1% in 1998. The decrease in selling, general and administrative expenses as a percentage of net sales for the three periods was due primarily to economies of scale associated with the significant increases in net sales.

      Research and Development. Research and development expenses increased 122.3% to $41.5 million in 2000 from $18.6 million in 1999, which represented a 26.5% increase from $14.7 million in 1998. The increase in research and development expenses was primarily due to the hiring of additional technical personnel, increased prototype expenses and licensing fees to support our research and development efforts, and non-cash stock compensation expense which increased to $6.8 million in 2000 from $1.3 million in 1999 and

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

$22,000 in 1998. As a percentage of net sales, research and development expenses were 11.2% in 2000, 10.0% in 1999 and 13.9% in 1998.

      Amortization of Intangible Assets. Amortization of intangible assets increased to $4.9 million in 2000 from $0.3 million in 1999 and $0.1 million in 1998. The increase in amortization of intangible assets was due to the increase in amortization associated with our December 1999 acquisition of the portion of our Wacos, Inc. subsidiary owned by the minority shareholders.

      In-Process Research and Development Costs. In-process research and development costs resulted from our acquisition of the non-affiliated minority interest in our Wacos, Inc., subsidiary in December 1999. The aggregate purchase price of Wacos, Inc. was approximately $28.0 million which, based upon an independent appraisal by Willamette Management Associates of all the assets acquired and liabilities assumed, was allocated to the specifically identifiable tangible and intangible assets acquired. Intangible assets included approximately $4.0 million of in-process research and development which was charged to operations in December 1999, $0.2 million of assembled workforce and approximately $23.6 million of excess purchase price over the fair market values of the tangible and identified intangible assets, which is being amortized over periods of three to five years from the date of acquisition.

      Interest Income (Expenses), Net. Net interest income was $8.9 million in 2000, and net interest expenses were $1.0 million in 1999 and $0.1 million in 1998. The increase in interest income from 2000 to 1999 was primarily due to increased interest income from higher average cash balances as a result of the completion of our initial public offering in March 2000 and sale of our preferred stock in November and December 1999. The increase in interest expense from 1999 to 1998 was primarily due to increased interest charges on higher average debt balances combined with decreased interest income from lower average cash balances.

      Other Income (Expenses), Net. Net other income was $1.9 million in 2000, and net other expenses were $1.2 million in 1999 and $1.0 million in 1998. The change from 2000 to 1999 was primarily due to a one-time gain on non-trade receivables which related to receipts of balances previously considered uncollectible. The 1999 other expense was primarily due to a loss on asset sales. The 1998 other expense was primarily due to a loss on one investment.

      Equity in Income (Loss) of Affiliated Companies. Consolidated equity in net loss of affiliated companies was $0.3 million in 2000, consolidated equity in net income of affiliated companies was $1.3 million in 1999 and consolidated equity in net loss of affiliated companies was $0.8 million in 1998. The change between 2000 and 1999 was primarily due to the decrease in net income at our Guangdong manufacturing subsidiary. The change between 1999 and 1998 was primarily due to the increase in net income at our Guangdong manufacturing subsidiary.

      Income Tax Expenses. Income tax expenses were $14.0 million in 2000, $0.6 million in 1999 and $1.4 million in 1998. The increase in the income tax expenses between 2000 and 1999 was due to our increasing income. The decrease in income tax expenses between 1999 and 1998 was due to required adjustments to our deferred tax asset valuation allowance, and also reflected tax incentives and a one-time tax refund of $0.4 million in China in 1999.

      Minority Interest in Earnings of Consolidated Subsidiaries. Minority interest in earnings of consolidated subsidiaries was $2.3 million in 2000 and $2.1 million in 1999, and minority interest in loss of consolidated subsidiaries was $0.9 million in 1998. The change between the three periods was primarily due to the increased profitability at our Zhejiang manufacturing subsidiary.

      Beneficial Conversion Feature. The issuance of Series F preferred stock in 1999 included a beneficial conversion feature pursuant to which the preferred shares converted into common shares on a one-for-one basis at a price below the expected offering price of our initial public offering. This resulted in a charge to net income in 1999 of approximately $30.0 million, reducing diluted earnings per share available to common stockholders by $3.45.

Liquidity and Capital Resources

      Prior to our initial public offering we financed our operations through the sales of preferred stock and, to a lesser extent, bank lines of credit. In November and December 1999, we secured private equity financing totaling $55.0 million. In March 2000, we raised $189.4 million in net proceeds from our initial public offering. We have available lines of credit totaling $161.4 million as of March 31, 2001. As of March 31, 2001, total borrowings were $67.5 million under these lines of credit, and of this amount, $12.0 million is included in long-term debt. As of March 31, 2001, we had working capital of $383.9 million, including $175.5 million in cash and cash equivalents, $32.9 million of short-term investments and $55.4 million of Renminbi-denominated bank borrowings.

      Through March 31, 2001, we invested a total of $10.0 million in Softbank China, an investment fund established by SOFTBANK CORP. focused on investments in Internet companies in China. SOFTBANK CORP. and its related companies are significant stockholders of our company. Our investment constitutes 10% of the funding for Softbank China, with SOFTBANK CORP. contributing the remaining 90%. We are a passive investor and have no decision-making authority with respect to investments by the fund. The fund has a separate management team, and none of our employees is employed by the fund. One of our directors serves as the Chief Executive Officer of the fund, and our Chief Executive Officer is the chairman of the board of the fund. We are not obligated to pay, nor do we receive, any fees in connection with services provided to the fund. Many of the fund's investments are and will be in privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products the companies have under development are typically in these early stages and may never materialize. During the three months ended March 31, 2001, based upon a review of the carrying value of this investment, an impairment charge of $1.0 million was recognized to provide for the decline in the fair value below the carrying value of this investment. Due to the risky nature of these investments, we may experience further losses in connection with this investment in Softbank China.

      Net cash used in operations for the three months ended March 31, 2001 was $31.6 million, which was primarily due to an increase in inventories, accounts receivable and other current and non-current assets of $34.1 million, $8.8 million and $18.5 million respectively, and a decrease in accounts payable of $3.3 million. The uses of cash were partially offset by depreciation and amortization expense of $3.3 million, amortization of deferred stock compensation expense of $1.3 million, a long-term investment impairment charge of $1.0 million, an increase in income taxes payable and other current liabilities of $5.1 million and an increase in deferred revenue of $12.3 million. Net cash used in operations in 2000 of $46.2 million was primarily due to an increase in inventories, accounts receivable and other current and non-current assets of $60.7 million, $81.1 million and $4.9 million, respectively. The uses of cash were partially offset by depreciation and amortization expense of $9.5 million, amortization of deferred stock compensation expense of $11.6 million, and an increase in accounts payable, income taxes payable and other current liabilities and deferred revenue of $14.1 million, $5.9 million and $28.0 million, respectively.

      Net cash provided by investing activities for the three months ended March 31, 2001 of $44.6 million was primarily due to sales and maturities of short-term investments of $51.1 million, offset by the acquisition of property, plant and equipment of $4.5 million, and investment in affiliates of $2.0 million. Proceeds from sales and maturities of short-term investments were used to finance working capital requirements. Net cash used in investing activities in 2000 of $111.4 million was primarily due to acquisition of property, plant and equipment of $19.5 million, our $8.0 million investment in Softbank China, and the purchase of short-term investments of $83.8 million.

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

     Net cash provided by financing activities for the three months ended March 31, 2001 of $13.4 million was primarily due to net proceeds of $10.7 million from borrowing under our lines of credit and $2.7 million from the issuance of common stock through the exercise of stock options. Net cash provided by financing activities in 2000 of $219.3 million was primarily due to net proceeds of $198.2 million from the issuance of common stock through our initial public offering and exercise of stock options, and net proceeds of $20.8 million from borrowing under our lines of credit.

     Our sales in China are generally denominated in Renminbi. Our sales outside China are generally denominated in U.S. dollars. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. We cannot guarantee that fluctuations in currency exchange rates, especially a devaluation in the Renminbi, which is currently fixed against the U.S. dollar, in the future will not have a material adverse effect on revenues from international sales and, correspondingly, on our business, financial condition and results of operations. We also have contracts negotiated in Japanese Yen for purchasing portions of our inventories and supplies.

     We believe that our existing cash and cash equivalents, short-term investments, cash from operations and the net proceeds from this offering will be sufficient to finance our operations through at least the next 12 months. If additional financing is needed, such financing may not be available to us on commercially reasonable terms, or at all.

Quantitative and Qualitative Disclosures About Market Risks

     We are exposed to the impact of interest rate changes and changes in foreign currency exchange rates.

     Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The fair value of our investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of our investment portfolio. However, our interest income can be sensitive to changes in the general level of U.S. interest rates since the majority of our funds are invested in instruments with maturities of less than one year. Our policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market risk. Funds in excess of current operating requirements are invested in government sponsored entities' notes, commercial paper, floating rate corporate bonds and fixed income corporate bonds.

     The table below represents carrying amounts and related weighted-average interest rates of maturity of our investment portfolio at March 31, 2001 (in thousands, except interest rates):

     Cash and cash equivalents........................................ $175,535
     Average interest rate............................................     2.9%
     Short-term investments........................................... $ 32,949
     Average interest rate............................................     5.7%
     Total investment securities...................................... $208,485
     Average interest rate............................................     3.3%

     Foreign Exchange Rate Risk. We are exposed to foreign exchange rate risk because our sales in China are denominated in Renminbi and portions of our accounts payable are denominated in Japanese Yen. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. Although the impact of currency fluctuations of Renminbi to date has been insignificant, fluctuations in currency exchange rates in the future may have a material adverse effect on our results of operations. We have a multi-currency bank account in Japanese Yen for purchasing portions of our inventories and supplies. The balance of this Japanese Yen account as of March 31, 2001 is approximately $7.0 million.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted SFAS No. 133 on January 1, 2001, and the adoption did not have an impact on our financial statements.

      In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires entities that have securitized financial assets to provide specific disclosures. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. We adopted SFAS No. 140 on January 1, 2001, and the adoption did not have an impact on our financial statements.

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

                                    BUSINESS

Overview

      We design and market wireline and wireless broadband enabled access and switching equipment that supports migration to next generation IP-based networks. To date, substantially all of our sales have been to service providers in China. Our integrated suite of products provides migration to next generation networks and allows service providers to offer efficient and expandable voice, data and Internet access services. Because our systems are based on widely adopted international communications standards, service providers can easily integrate our systems into their existing networks and deploy our systems in new broadband, Internet Protocol and wireless network rollouts. Internet Protocol, or IP, refers to a set of rules developed for communicating information over the Internet.

      We provide a range of network service solutions based on three principle technology platforms: WACOS, PAS and AN-2000. WACOS is an IP-based multiservice softswitch designed to provide voice and data switching and gateway functions in integration with PAS and AN-2000 or on a standalone basis. PAS allows service providers to offer voice, data and value-added services over mobile and fixed wireless networks. As of May 31, 2001, we had approximately 4.6 million lines installed in 144 cities, and based on our knowledge of China's communications market, we believe that PAS is the most widely deployed wireless local access system in China. For wireline networks, we provide a broadband-ready access system called AN-2000. As of May 31, 2001, approximately 3.0 million lines of our wireline AN-2000 access system have been deployed in China, including deployments in the six largest regional communications markets.

Industry Background

      Growth in China's Communications Market. China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to developing a communications infrastructure, pent-up demand for communication services and robust economic growth.

      China's demand for communications services is highlighted by its relatively low teledensity rate, which is a measure of the number of lines per hundred people. The Ministry of Information Industry, the regulatory body that oversees telecommunications in China, reported in May 2001 that China, with a population of approximately 1.3 billion, had a teledensity rate of only 20.1%. In contrast, according to 2000 statistics from the International Telecommunication Union, teledensity rates in the United Kingdom, France, Hong Kong and the United States were 56.7%, 58.0%, 57.8% and 67.3%, respectively. While growth in the China communications market is currently driven predominantly by voice services, the increasing demand for data services presents a growing opportunity. Gartner Group estimates that Internet subscribers in China will grow from 8.9 million in 1999 to 51.0 million in 2004, representing a compound annual growth rate of 41.8%.

      China's ability to invest heavily in its communications infrastructure is fueled by the country's strong economic activity. The Economist Intelligence Unit estimates that China's gross domestic product will grow at a compound annual rate of 7.7% through 2005.

      Communications Needs of Developing Countries. Demand for voice and data communications services in developing countries continues to grow rapidly and is driven by both public sector infrastructure investment and private sector business growth. The governments of many developing countries have identified the development of a communications infrastructure as a key driver of modernization and economic growth. According to a 2001 report by the International Telecommunication Union, in 1999 developing countries invested $55.9 billion in communications infrastructure, representing 29.6% of all communications infrastructure spending worldwide. Governments are increasingly implementing and funding infrastructure development through privatization of state-owned telecommunications service providers. These service providers, in turn, are deploying advanced networks for voice and data services. In addition, increasingly affluent businesses and residential consumers in the highest growth regions of these countries are demanding state-of-the-art voice and data communications solutions to interact and compete on a global basis.

      Communications Network Architecture in China. The development of China's communications infrastructure involves installing a nationwide network of high-bandwidth fiber-optic backbone networks and connecting each business and residential subscriber to this backbone. The wireline and wireless systems that link local subscribers to these backbone networks are referred to as the last mile or the local access network. The high growth rate, geographic dispersion and diverse communications needs of residences and businesses in China means that the direct wiring of subscribers to the backbone network using traditional copper connections is a lengthy, costly and inefficient process. Direct wiring of subscribers to traditional telephone switches often locks those subscribers into a limited set of communications services and limits expandability and migration to other services. In contrast, service providers in China require communications equipment that allows them to provide services quickly, efficiently and cost-effectively. Given the relative absence of a legacy communications infrastructure in China, these service providers have been less constrained and thus often seek to deploy the latest best-of-breed systems with the flexibility to handle voice and data services.

      Needs of Communications Service Providers. Service providers require network solutions that address all of their access needs and offer easy migration to next generation networks. These service providers require products that enable them to quickly, and with minimal incremental investment, address the changing demands of their subscribers for expanded or more advanced services over time. Given the rapid growth in emerging communications markets such as China, network solutions must be scalable so that the same architecture can provide an affordable entry level solution for as few as hundreds of subscribers yet economically extend to hundreds of thousands of subscribers over time. In addition, service providers require products that provide an integrated product solution and an economical migration path to next generation networks focused on the following technologies:

    . IP-Based Networks. An increasing amount of voice and data traffic travels across IP-based networks instead of traditional circuit-based networks. The principal advantages of IP-based networks over circuit-based networks are lower cost, higher speed and the support of multiple applications including e-mail, Internet access, video and voice in a single network. As a result of these advantages, investment in IP-based networks is increasing while investment in circuit-based networks is decreasing.

    . Open Standards and Platforms. Service providers require equipment that complies with standard industry interfaces and protocols and is interoperable with the existing infrastructure. This open platform approach allows service providers to add new complementary services to their existing networks without compatibility issues. Service providers also require platforms that are reprogrammable and upgradable in order to adapt to new standards.

    . Broadband Networks. Service providers are focused on upgrading their networks to offer broadband services while preserving the investment in their existing infrastructure. New broadband networks, such as digital subscriber line or xDSL, are expected to provide end users with additional applications and services, resulting in additional revenue for service providers.

    . Wireless Access Networks. Given the rapid growth in emerging communications markets such as China, service providers are focused on quickly deploying solutions to meet customer needs. Wireless access solutions allow for rapid deployment of relatively inexpensive networks that give service providers significant revenue potential and cost advantages over wireline networks. In addition, service providers require wireless networks that will allow for migration to third generation wireless networks, referred to as 3G networks.

    . Value Added Services. Service providers are focused on capitalizing on new broadband networks to provide end users with value added services that will serve to differentiate their product offerings, build customer loyalty and generate incremental revenue.

Although markets such as China represent substantial opportunities for communications equipment vendors, few companies have delivered market specific products that have the ability to smoothly migrate to the next generation technologies, coupled with the local presence that service providers require.

The UTStarcom Solution

      We design and market wireline and wireless broadband enabled access and switching equipment that supports migration to next generation IP-based networks. We believe our key competitive advantages are:

      Migration to Next Generation Networks. Our products are designed with the flexibility to allow service providers to deliver voice, data and video services on a platform which offers the ability to migrate to next generation broadband wireline and wireless networks based on IP and open standards. As a result, service providers can preserve their investment in existing networks and generate significant incremental revenue from this investment while migrating to next generation networks over time. Our products enable service providers to effectively time their network equipment expenditures and rapidly introduce new services as demand warrants.

      Flexibility for Voice and Data Services. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. Our equipment can be flexibly configured to offer a variety of services in response to subscriber demand. This flexibility is particularly important in China, as the communications services market is undergoing rapid change and growth. As Internet usage achieves greater penetration in China, we believe service providers will desire systems that are designed to deliver high-speed data capability. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data capability, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.

      Modular, Scalable Solutions. All of our products are based on a modular design, using a combination of off-the-shelf components and proprietary hardware and software modules. By delivering a modular system, we allow service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. In response to large pent-up demand, most service providers in China are currently focused on delivering voice services. However, we expect demand for data services to increase dramatically in China. To meet this growing demand, service providers will be able to deliver data traffic with modular upgrades to our systems rather than through large-scale purchases of replacement equipment. Furthermore, as demand for communications services in China grows, our scalable products will allow service providers to grow from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.

      Open Standards-Based Platforms. Our products are designed to comply with widely adopted international open communication standards for multi-vendor interoperability, which are consistent with standards established by the Ministry of Information Industry. Our open platforms allow service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data traffic types within one system. In this manner an operator can deploy our system for voice services first, but offer mobile or Internet services at a later time as the market for these services develops. Furthermore, our compliance with open standards lowers costs by permitting service providers to shorten evaluation times and ease integration of our products with other systems in the service providers' networks.

      Local Presence. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture our products primarily at two facilities located in the cities of Huizhou in Guangdong province and Hangzhou in Zhejiang province that are owned by joint ventures between us and affiliates of the corresponding Telecommunications Administrations. By using local facilities in China, we have helped create new jobs within the provinces and have strengthened our relationships with the Telecommunications Administrations in some of China's most modernized and rapidly growing provinces. We also maintain 12 sales and customer support sites in China that allow us to deploy a customer support representative onsite anywhere in China within 24 hours. Our sales force develops direct relationships with decision makers at both the provincial and the local levels through pre-sales design and consulting services, as well as performing more traditional product sales functions. Additionally, through our relationships at the national, provincial and local levels we receive a flow of information on market changes and insight into unique service provider needs and related opportunities.

Strategy

      Our objective is to be a leading provider of wireline and wireless broadband enabled access and switching equipment. The principal elements of our strategy are as follows:

      Leverage Our Installed Base to Capitalize on Demand for Broadband Services. We believe we are well positioned to leverage our installed base of systems and service provider relationships to capitalize on an increasing demand for data and broadband services. To meet this demand, we intend to:

    . continue to develop our WACOS IP-based multiservice softswitch platform, which is designed to enable geographically dispersed gateways and servers to interact over high speed IP networks to serve millions of subscribers;

    . enhance our PAS system to enable the provisioning of high-speed data services over 128 Kilobits per second, or Kbps, wireless links;

    . focus our development efforts on products that enable migration to 3G wireless technologies;

    . continue to provide broadband upgrades to our installed base of AN-
      2000 platforms to enable the delivery of broadband services over copper connections through digital subscriber line, or xDSL, technologies;

    . broaden our PAS system with value-added services, such as our wireless content and applications which we offer in Taiwan under the brand name MiMi; and

    . work with original equipment manufacturers to offer service providers a complete solution for IP-based networks.

      Penetrate Emerging IP-based Switching Market. We believe the increase in Internet usage, particularly voice over IP traffic, has resulted in a market need for a next-generation IP-based switching platform. Accordingly, we have made a substantial investment in developing our WACOS platform, which is designed to integrate with our existing products and can be scaled in response to increased demand. We believe that WACOS can deliver value to service providers, both as a stand-alone system and in combination with our PAS system and AN-2000 platform. We intend to incorporate additional functionality into the WACOS platform in the future, which we believe will enable us to enter new markets in China and around the world.

      Expand Presence in China. We intend to further capitalize on China's large population, low teledensity and strong demand for communications services. Since our inception, we have focused our engineering, product development and sales and marketing efforts primarily on communications equipment for China. This focus has enabled us to be a leader in this market by quickly identifying the needs of service providers in China and rapidly developing market-specific products to address those needs. We intend to expand our presence in this market by:

    . increasing the number of sales and support staff and offices within China;

    . developing new products to address the demands of our existing and future customer base;

    . migrating our installed base from voice to data as market demand warrants; and

    . increasing our local research and development and manufacturing capabilities.

      Penetrate Other Growing Communications Markets. We have started offering our products in other growing communications markets outside of mainland China. We anticipate supplying these markets through direct sales offices located in key market regions, by licensing our technology to local manufacturers where import taxation favors this approach, through the development of local sales agency and distributor relationships within specific market regions, and through original equipment manufacturer sales relationships. Our sales division is currently targeting expansion into Africa, Europe, India, Latin America, Taiwan, and other Pacific Rim markets. We have created regional offices with sales and customer support operations in Manila, Miami, New Delhi, Shanghai, Taipei, and Tel Aviv, and plan to establish local direct sales representative offices in key regions around the world. To date, we have deployed our products in a number of growing communications markets outside of mainland China, such as India and Taiwan.

Products

      We provide communications equipment for service providers that operate wireless and wireline networks. Our wireless and wireline access networks and IP-based switching systems use our three principal technology platforms:

    . WACOS -- our IP-based multiservice softswitch;

    . PAS -- our wireless access system; and

    . AN-2000 -- our broadband access platform.

      Each comprises multiple hardware and software subsystems that can be offered in various combinations to suit individual customer needs. In addition, through original equipment manufacturer relationships, we provide customers in China with equipment for deployment in metropolitan area networks.

    Our IP-Based Multiservice Softswitch (WACOS)

      WACOS is an IP-based multiservice softswitch designed to replace traditional central office switches. WACOS provides voice over IP gateway functions, broadband and narrowband remote access services and associated billing, provisioning and service management operations support systems. WACOS combines softswitch functionality with our wireless technology to provide highly scalable mobile switching centers, which can operate with our PAS system.

      WACOS networks are distributed, which means that many geographically dispersed gateways and servers can interact over a high speed IP network to serve millions of subscribers. Gateways provide hardware resources to process voice and data and support widely used interface protocols. Servers provide functions like call routing, accounting, authorization, billing, provisioning, fault monitoring and recovery.

      We have developed an advanced and comprehensive operations support system for management of WACOS equipment, billing for WACOS services and customer care for WACOS subscribers. This operations support system uses an online Internet-based user interface, which enables phone company personnel and individual subscribers to access provisioning and billing information through the Internet from an ordinary web-browser.

      We are also working to develop a set of capabilities including mobile switching center, radio network controller and general packet radio service node in support of 3G wireless technologies. WACOS applications are also being developed to provide wireline local exchange functionality, voice over IP gateways to enable legacy public networks to connect to low-cost IP-based long distance trunk lines and also to provide modem and fax pools that would allow WACOS to act as a remote access server for dial-up users who wish to access IP networks. We are also developing IP routing capabilities to integrate in our WACOS platform to further improve functionality and reduce cost to our customers. We intend to continue to develop WACOS for many applications in response to evolving market requirements and technology trends.

    Our Wireless Access System (PAS)

      PAS is a wireless access system that uses microcellular radios to offer mobile and fixed access. When compared to macrocellular systems like GSM and CDMA, PAS offers lower costs, easier radio planning, higher traffic capacity, better voice quality, better data transmission speed, lighter and lower powered handsets and better support of advanced information services. PAS is a low mobility system, which means that it is designed for deployment in high capacity urban and suburban areas, rather than for larger regional areas covered by GSM and CDMA system deployments. For additional coverage or capacity, PAS can easily be deployed in indoor spaces such as office buildings, airports and shopping malls. PAS can provide wireless mobile phone service at traffic densities of upwards of 15,000 subscribers per square kilometer.

      The PAS wireless access network employs a mobile switching network based on our AN-2000 technology. The wireless access network formed by PAS components connects to the central office switch to provide local and long distance telephone service over a standard digital interface or an analog 2-wire interface. These open interfaces to the central office allow PAS to access any of the operator's installed switching capacity and to deliver existing switch-based services, such as caller ID, call forwarding, and voice mail, to wireless subscribers. IP-based PAS uses the WACOS platform instead of the AN-2000 platform. This eliminates the dependence on an existing local exchange switch and permits PAS to be installed in a greenfield environment. This deployment method has the advantage that it can be installed in a greenfield environment where existing switching capacity is not available, and can be scaled to larger sizes easily. IP-based PAS also brings many important benefits associated with WACOS. Both PAS and IP-based PAS support 64 Kbps mobile Internet access along with voice. Additionally, a PAS handset can be used with a personal computer or handheld device to establish a wireless connection.

      In conjunction with our PAS system, we offer wireless content and applications similar to NTT DoCoMo's iMode service. This service, known in our Taiwan market as Mobile Information, Mobile Internet, or MiMi, utilizes a high function handset with expanded LCD display that can be used to browse the worldwide web, and send and receive e-mail and short messages. Chinese as well as English characters are supported, and local content providers in Taiwan are accumulating hundreds of information services including news, stock quotes and sports results, job postings, dating services, chat rooms, and fortune telling. MiMi can accurately determine a user's location and can list local restaurants, hospitals or other location-sensitive information when queried.

      Our Netman network management system, which is integrated with our network access products, provides for centralized management of our PAS products. Netman provides the ability to manage individual network components and to report the status of the network as a whole. With Netman, a service provider can add and drop subscribers and continuously monitor all access network elements, providing for real-time reporting and alarms in addition to performance management, optimization and distribution of software updates. Netman uses scalable client/server architecture in a Windows NT environment. Server hardware may be scaled to handle several thousand nodes. Netman can also be installed on a portable personal computer and may be used as the local on-site maintenance terminal wherever remote nodes are installed.

      As of May 31, 2001, service providers have installed our PAS system in 144 locations in China, representing a total installed capacity of approximately 4.6 million lines.

    Our Broadband Access Platform (AN-2000)

      AN-2000 is a broadband access platform supporting a mix of services that include:

    . traditional analog voice;

    . voice and data in digital format over integrated services digital network, or ISDN, lines;

    . analog and digital leased lines;

    . business data services over integrated digital subscriber lines, or IDSL, and high-data-rate digital subscriber lines, or HDSL; and

    . high-performance, always-on Internet access for residential and business subscribers using advanced asymmetric digital subscriber line, or ADSL, technology.

      Our AN-2000 platform contains both central office terminals and remote terminals that are linked together by fiber, microwave radio or copper to form a digital access network. The remote terminals are located close to the subscribers and offer last-mile wireline connections for voice and data services to the subscribers. Each AN-2000, which is scalable from 16 to 5,000 lines, can be connected into a loop to form a metropolitan access network of up to 32,000 subscriber lines. By connecting multiple metropolitan access networks, a metropolitan service network can potentially service hundreds of thousands of subscribers.

      The AN-2000 offers a V5.2 exchange interface that benefits service providers by shifting network intelligence out into the access network, reducing reliance on costly and proprietary distributed central office switch architectures. For service providers whose switches are not yet V5.2 compliant, we provide a migration capability whereby the AN-2000 terminates analog and ISDN ports in the central office, effectively creating a V5.2 interface to the remote AN-2000s.

      For broadband services based on ADSL, the AN-2000 has integral multiplexing capability for up to 155 Mbps of Asynchronous Transfer Mode, or ATM, traffic over fiber and a modular architecture for virtually unlimited bandwidth for IP Ethernet. The AN-2000 can serve as a multi-service access node in which ADSL is delivered from a remote location combined with voice and leased line services or it can be configured as a pure central-office based Digital Subscriber Loop Access Multiplexer, which increases density and functionality. In either application we offer a Broadband Remote Access Server shelf to provide service management features over point-to-point-protocol-on-ethernet, known as PPOE. As with PAS, our integrated Netman network management system provides centralized management of the AN-2000. The ADSL service is compatible with most customer premise modems provided by third-party vendors. As of May 31, 2001, service providers have deployed approximately 3.0 million AN-2000 subscriber lines.

    Our OEM Products for Metropolitan Area Networks (MANS)

      We partner with original equipment manufacturers, known as OEMs, to permit us to offer our customers a broader range of products. This OEM strategy allows us to provide benefits to our customers and also allows us to learn about specific technologies and market segments that help us to shape our overall strategic planning. One such initiative is our program to penetrate China's Metropolitan Area Networks, known as MANS, where we have partnered with original equipment manufacturers Foundry Networks to provide Layer2/Layer3 switching and Zaffire, Inc. to provide dense wave division multiplexing for the deployment of advanced citywide gigabit Ethernet networks.

Markets and Customers

      Market opportunities within China's 31 provinces vary greatly by region, with the more densely populated coastal provinces experiencing the strongest economic development. We provide our communications equipment to local Telecommunications Bureaus in a wide variety of provinces. Historically we have focused on marketing and selling our products to Telecommunications Bureaus in Guangdong, Zhejiang, Fujian, Shandong and Jiangsu provinces and the municipality of Shanghai. According to China's National Bureau of Statistics, these six regions represented 26.3% of China's population and 42.4% of China's gross domestic product in 1998. These regions also represent a disproportionately high percentage of China's wireline and wireless subscribers and influence adoption of technology among other regions. More recently we have expanded our marketing focus to the inland provinces as well. While each of the Telecommunications Bureaus is part of the China Telecom system and subject to its ultimate control, equipment purchasing decisions are generally made at the individual Telecommunications Bureau level.

     The following table is a list of our customers in China who have each purchased more than $500,000 of our products during 2000 and the first quarter of 2001.

Beijing Municipality       Heilongjiang Province      Shaanxi Province

Beijing                    Haerbin                    Wuzhong
 Telecommunications        Telecommunications          Telecommunications
 Administration            Bureau                      Bureau
JT Telecom                                            Xian Telecommunications
                           Henan Province             Bureau
Fujian Province
                           Jiaozuo                    Shandong Province
Putian                     Telecommunications
Telecommunications         Bureau                     Dongying
Bureau                     Luohe Telecommunications   Telecommunications
Quanzhou                   Bureau                     Bureau
Telecommunications                                    Jinan Telecommunications
Bureau                     Hubei Province             Bureau
                                                      Jining
Guangdong Province         Fengjie                    Telecommunications
                           Telecommunications         Bureau
Dongguan                   Bureau                     Linyi Telecommunications
Telecommunications         Yibing                     Bureau
Bureau                     Telecommunications         Pingdu
Foshan                     Bureau                     Telecommunications
Telecommunications                                    Bureau
Bureau                     Hunan Province
Jiangmen                                              Shanghai Municipality
Telecommunications         Binzhou
Bureau                     Telecommunications         Cenxi Telecommunications
Meizhou                    Bureau                     Bureau
Telecommunications
Bureau                     Jiangsu Province           Sichuan Province
Qingyuan
Telecommunications         Changzhou                  Chongqing
Bureau                     Telecommunications         Telecommunications
Sanshui                    Bureau                     Bureau
Telecommunications         Taizhou                    Neijiang
Bureau                     Telecommunications         Telecommunications
Shanwei                    Bureau                     Bureau
Telecommunications         Xuzhou                     Suining
Bureau                     Telecommunications         Telecommunications
Shaoguan                   Bureau                     Bureau
Telecommunications         Yancheng                   Xinhui
Bureau                     Telecommunications         Telecommunications
Yunfu Telecommunications   Bureau                     Bureau
Bureau
Zhangzhou                  Jilin Province             Yunnan Province
Telecommunications
Bureau                     Siping                     Kunming
Zhanjiang                  Telecommunications         Telecommunications
Telecommunications         Bureau                     Bureau
Bureau
Zhaoqing                   Liaoning Province          Zhejiang Province
Telecommunications
Bureau                     Benxi Telecommunications   Fuyang
Zhuhai                     Bureau                     Telecommunications
Telecommunications         Heshan                     Bureau
Bureau                     Telecommunications         Hangzhou
                           Bureau                     Telecommunications
Guangxi Autonomous         Liaoyang                   Bureau
Province                   Telecommunications         Quzhou
                           Bureau                     Telecommunications
Laibin                     Liaoyang Tel. Instrument   Bureau
Telecommunications         Co.                        Ruian Telecommunications
Bureau                     Panjin                     Bureau
Liuzhou                    Telecommunications         Shaoxing
Telecommunications         Bureau                     Telecommunications
Bureau                                                Bureau
Wuzhou                     Ningxia Autonomous         Shengzhou
Telecommunications         Province                   Telecommunications
Bureau                                                Bureau
                           Shizhuishan                Tonglu
Guizhou Province           Telecommunications         Telecommunications
                           Bureau                     Bureau
Luoding                    Yinchuan                   Wencheng
Telecommunications         Telecommunications         Telecommunications
Bureau                     Bureau                     Bureau
                                                      Wenling
Hebei Province                                        Telecommunications
                                                      Bureau
Baoding                                               Wenzhou Zongheng Corp.
Telecommunications                                    Xiaoshan
Bureau                                                Telecommunications
Chengde                                               Bureau
Telecommunications                                    Xinchang
Bureau                                                Telecommunications
Handan                                                Bureau
Telecommunications                                    Yuhang
Bureau                                                Telecommunications
Qinhuangdao                                           Bureau
 Telecommunications                                   Zhuji Telecommunications
 Bureau                                               Bureau
Xingtai
Telecommunications
Bureau

Xuanhua
Telecommunications
Bureau

     In 2000, sales to Hangzhou Telecommunications Bureau accounted for 12.1% of our revenues. No other individual customer accounted for 10% or more of our revenues in 2000. For the three months ended March 31, 2001, Shaoxing Telecommunications Bureau accounted for 14.0% of our revenues. No other customer accounted for more than 10% of our revenues for the three months ended March 31, 2001.

      We also sell our network access equipment to service providers in high growth communications markets outside of mainland China. These markets accounted for about 1.2% of our net sales in 2000 and 2.0% of our net sales for the three months ended March 31, 2001. We have shipped our equipment to service providers in India, Mauritius, Russia and Taiwan and entered into contracts in Bangladesh, Haiti and Japan. We have also begun trial deployments in Thailand, the United States and Vietnam and have an agreement to deploy a field trial in India.

      As of December 31, 2000, our backlog totaled approximately $191.9 million, compared to approximately $71.8 million as of December 31, 1999. We include in our backlog contracts and purchase orders for which we anticipate delivery to occur within 12 months and for products delivered but for which final acceptance has not been received. Because contracts and purchase orders are generally subject to cancellation or delay by customers with limited or no penalty, our backlog is not necessarily indicative of future revenues or earnings.

Sales, Marketing and Customer Support

      We pursue a direct sales and marketing strategy in China, targeting sales to individual Telecommunications Bureaus and to manufacturers or equipment distributors with closely associated customers. We maintain sales and customer support sites in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Jinan, Kunming, Shanghai, Shenyang, Wuhan, Xian, and Zhengzhou. We also sell through relationships with regional government-owned telecommunications manufacturing companies, which act as agents in the sale of our products to Telecommunications Bureaus.

      We believe our customer support services in China allow us to distinguish ourselves from competing equipment providers and build customer loyalty. The customer service operation in Hangzhou is co-located with the manufacturing joint venture and serves as both a technical resource and liaison to our product development organization. In China, customer service technicians are distributed in the regional sales and customer support sites to provide a local presence. We provide additional support on a 24-hour, 365-day basis from the customer support center in Hangzhou in the form of field dispatch personnel, who also provide training on installation, operation and maintenance of equipment. As of May 31, 2001, we employed 643 people in sales, marketing and customer support in China.

      Our sales efforts in markets outside of mainland China combine direct sales, original equipment manufacturers, distributors, resellers, agents and licensors. We maintain sales and customer support sites in Miami, Florida to address Latin American markets; in Tel Aviv, Israel to address European and African markets; in Manila, the Philippines to address the Philippine market; in Taipei, Taiwan to address the Taiwan market; and in Hong Kong to address other Pacific Rim markets. We have also assigned permanent staff to our office in New Delhi, India, to further develop sales in India and nearby markets.

      Our customer service operations in the U.S. and Hangzhou, China support our customers outside of mainland China with training, project supervision and problem resolution. We maintain and will continue to expand our staff of local personnel near customers who require support on a 24-hour, 365-day basis. These facilities currently are deployed in Taipei, Manila and New Delhi. In many cases, such as in Mexico, Russia and United Arab Emirates, our local in-country sales partners also provide customer support.

Technology

      We believe the following key technologies have been instrumental in our ability to provide leading broadband wireline and wireless access networks and IP-based switching systems.

      X-over-IP. X-over-IP refers to the transmission of various forms of traffic, including voice, video, fax, music and broadcast, over IP networks. An X-over-IP network requires the following equipment:

    . media gateways at the edge of the network that convert legacy media like telephone lines, fax and data modems, or other non-IP data interfaces to IP and incorporate quality of service functionality designed to avoid delay and packet loss due to congestion;

    . softswitching servers that perform address translation, service monitoring and assurance, billing, authorization, supplementary services like call forwarding, conferencing, and other signaling translations; and

    . an IP network that provides high speed IP routing and transmission.

Our WACOS platform provides the media gateway and the softwitching server and, when combined with industry-standard IP routers, creates a complete X-over-IP network.

      The WACOS gateway converts incoming TDM formats from POTS, ISDN, SS7 and leased lines into packetized voice over IP. The packetization process utilizes programmable digital signal processors that can code voice, fax and standard 56Kbps modem signals into IP. The gateway also terminates the associated TDM format signaling protocols and generates IP based signaling protocols like H.323, MGCP and SIP. The WACOS gateway also provides IP routing functions that allow the IP packets to penetrate deeper into the core network with queuing, and route selection, consistent with the desired quality of service for each particular call.

      The WACOS softswitch provides switching intelligence to manage the calls in the network as they progress from gateway to gateway. The WACOS operations support system provides the database management for service provisioning, authorization and flexible billing.

      Service providers are increasingly offering X-over-IP services to reduce costs, reduce obsolescence, provide easier upgrades and generate incremental revenue through value-added voice and data services.

      Softswitch Mobility Management. We are a founding member of the International Softswitch Consortium, an industry group formed to promote compatibility and interoperability of softswitch technologies. Based on our knowledge of the industry, we believe we are one of the first companies to develop a softswitch architecture to support mobile applications.

      Softswitches control the signaling and call management functions in an X-over-IP network. Of the many possible types of softswitching services, mobile telephony and information delivery services are among the most demanding and complex. Mobile networks must track subscriber's locations dynamically whether or not they are on a call. They must provide real-time handovers between base stations, perform authorization of roaming visitors, provide real-time billing for pre-paid services and flexible routing to its roamers in foreign networks and support messaging, file transfer and assignment of data bandwidths. Based on our knowledge of the industry, we believe that our WACOS platform is one of the first systems to provide mobile switching functionality.

      WACOS employs our proprietary, object oriented signaling protocol for mobility, known as SNSP, which we believe provides advantages over other similar protocols. WACOS is commercially deployed with mobility support for our PAS wireless infrastructure. The WACOS gateway is also being developed to support the future WCDMA and TD-SCDMA radio network control protocols as well as the payload protocols for 3G. WACOS will serve as an IP-based mobile switching center and IP-based radio network controller. With this focus on mobility services, WACOS is targeting one of the most complex and commercially important segments of softswitch applications.

      PAS Value-Added Services. PAS offers a full suite of integrated value-added services, which are easily customized, including short message services, location services, web browsing, e-mail, voice mail, and 64kbps internet access. As part of our current research and development efforts, we are focusing on developing 128K and 256K packet mode wireless data delivery.

      We have licensed certain protocols and architectures that support the web browsing functions from KDDI, a Japanese service provider, and have optimized them for performance, hardware simplicity and

Chinese character support as well as integrated them with PAS. We have developed additional protocols and architecture used in this technology.

Research and Development

      We believe that continued and timely development and introduction of new and enhanced products are essential if we are to maintain our competitive position. While we use competitive analyses and technology trends as factors in our product development plans, the primary input for new products and product enhancements comes from soliciting and analyzing information about service providers' needs. Our Ministry of Information Industry, Telecommunications Administration and Telecommunications Bureau relationships and full-service post-sale customer support provide our research and development organization with insight into trends and developments in the marketplace. The insight provided from these relationships allowed us to develop market-driven products such as PAS and WACOS. We maintain a strong relationship between our U.S. and China research centers. Projects are typically designed and developed in the United States by one team and tested in China by another, allowing us to conduct research and development activities 24 hours a day. We rotate engineers between the U.S. and China research centers to further integrate our research and development operations. We have been able to cost-effectively hire highly skilled technical employees from a large pool of qualified candidates in China.

      In the past we have made, and expect to continue to make, significant investments in research and development. Our research and development expenditures totaled $12.4 million in the three months ended March 31, 2001, $41.5 million in 2000, $18.6 million in 1999 and $14.7 million in 1998.

Manufacturing, Assembly and Testing

      We manufacture or engage in the final assembly and testing of our PAS, AN-2000 and WACOS products at the facilities of our two manufacturing joint ventures in China and under license to HFCL in India. In Zhejiang province, we have a joint venture with Zhejiang Telecommunication Equipment Factory. In Guangdong province, we have a joint venture with Guangdong Nanfang Communications Group Corporation. These manufacturing operations consist of circuit board assembly, final system assembly, software installation and testing. We assemble circuit boards primarily using surface mount technology. Assembled boards are individually tested prior to final assembly and tested again at the system level prior to system shipment. We use internally developed functional and parametric tests for quality management and process control and have developed an internal system to track quality statistics at a serial number level.

      Both the Guangdong and the Zhejiang manufacturing facilities are ISO 9002 certified. ISO 9002 certification requires that the certified entity establish, maintain and follow an auditable quality process including documentation requirements, development, training, testing and continuous improvement and which is periodically audited by an independent outside auditor.

      We have contracted with Matsushita Electric Industrial Co., Ltd., which distributes products under the Panasonic brand, to manufacture the PAS wireless infrastructure components and handsets for distribution under the UTStarcom label. Other suppliers include Acer NeWeb Corporation, Japan Radio Co., Ltd., Kyocera Corporation and Sanyo Electric Co., Ltd., which provide handsets under the UTStarcom label, and Sharp Corporation, which provides handsets and repeaters under the UTStarcom label. Our AN-2000 product line integrates some third party products for subscriber premises equipment and testing. In China, we undertake final assembly and test our wireless infrastructure products at our own facilities and have recently begun to manufacture some of these products ourself. We contract with third parties in China to undertake high volume assembly and manufacturing of our handsets and we conduct final assembly, testing and packaging at our own facilities. In addition, we sometimes use third parties for high volume assembly of circuit boards.

Structure and Regulation of the Telecommunications Industry in China

      Structure of China's Telecommunications Industry. Historically, the China Telecom system was the sole provider of public telecommunications services in China. In 1993, the State Council, in an effort to promote competition, began issuing licenses to new telecommunications operators including China United Telecommunications Corporation, or Unicom, a provider of mobile communication services, and Jitong Communications Co., Ltd., a provider of data communications and Internet access services. In February 1999, the State Council approved a restructuring plan for the China Telecom system. The plan separated the telecommunications operations of the China Telecom system along four business lines: fixed line, mobile, paging and satellite communications services. Under the new structure, a new state-owned company, China Mobile, holds and operates the nationwide mobile communications assets. China Mobile also controls China Mobile (Hong Kong) Limited, a public company, that operates cellular services in thirteen of China's provinces. A new state-owned company, China Satellite, holds and operates the satellite assets. The paging operations have been merged into Unicom. China Telecom holds and operates the fixed line telephone and data communications assets. China Telecom operates through a network of approximately 2,400 local level telephone companies called Telecommunications Bureaus. Telecommunications Bureaus are responsible for purchasing, installing and operating the voice and data communications services in their local markets.

      Government Regulation of the Telecommunications Industry. The China telecommunications industry is regulated at the national, provincial and local levels. At the national level, the Ministry of Information Industry regulates the industry. The Ministry of Information Industry was established in March 1998 to assume the regulatory, administrative and other governmental duties of the former Ministry of Posts and Telecommunications. The Ministry of Information Industry has broad discretion and authority to regulate all aspects of the telecommunications and information technology industry in China, including managing spectrum bandwidths, setting network equipment specifications and standards and drafting laws and regulations related to the electronics and telecommunications industries. Additionally, the Ministry of Information Industry can decide what types of equipment may be connected to the national telecommunications networks, the forms and types of services that may be offered to the public, the rates that are charged to subscribers for those services and the content of material available in China over the Internet. Based on our industry experience, we believe that the Ministry of Information Industry's general telecommunications equipment strategy is to ensure that China's infrastructure is based on advanced open architectures that are expandable, cost efficient and quickly deployed.

      The Ministry of Information Industry also oversees the 33 Telecommunications Administrations that have regulatory responsibility over the telecommunications industry in their respective provinces. In China today, each Telecommunications Administration approves a subset of telecommunications products that meet Ministry of Information Industry standards from which Telecommunications Bureaus can then select the specific products they purchase, install and operate. Although historically the Ministry of Information Industry has shared regulation and operation of China's telecommunications industry with the China Telecom system, as part of the Chinese government's industry restructuring, the regulatory functions of the Ministry of Information Industry and the Telecommunications Administrations have been separated from the operational functions of the state-owned Telecommunications Bureaus under their control. Following this separation, the Ministry of Information Industry will act exclusively as the industry regulator and the local Telecommunications Bureaus will act exclusively as operators. Given the multi-level regulatory environment, equipment providers in China must generally market intensively to all three levels of the communications industry.

      Statutory Framework. China does not yet have a national telecommunications law. The Ministry of Information Industry, under the direction of the State Council, is currently preparing a draft of the Telecommunications Law of the People's Republic of China for ultimate submission to the National People's Congress for review and adoption. We do not know the nature and scope of regulation that the Telecommunications Law would create, and it is unclear if and when the Telecommunications Law will be adopted. If the Telecommunications Law is adopted, we expect it to become the basic telecommunications statute and the source of telecommunications regulations in China.

      The State Council issued the Telecommunications Regulations of the People's Republic of China in September 2000, known as the Telecom Regulations. The Telecom Regulations cover telecommunications services and market regulations, pricing, interconnection and connection, as well as telecommunications construction and security issues. These regulations are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. As with the Telecommunications Law, we are uncertain what affect, if any, the Telecom Regulations will have on our business as presently conducted.

      Licenses for Communication Equipment. Beginning January 1, 1999, China's government required that all telecommunications equipment connected to public or private telecommunications networks within China, which includes equipment that we sell in China, be approved by the Ministry of Information Industry, and the manufacturer of the equipment obtain a network access license for each of its products. Subsequently, the State Council issued the Telecom Regulations in September 2000. In May 2001, the Ministry of Information Industry issued the Administrative Measures of Network Access Licenses, known as the Access License Measures, to implement the Telecom Regulations and to replace the old access license regulation. Both the Telecom Regulations and the Access License Measures require the government to implement license systems for telecommunications terminal equipment, wireless communications equipment and equipment used in network interconnection that is connected to public telecommunications networks. The above equipment must meet government and industry standards, and a network access license for the equipment must be obtained. Without the license, the equipment is not allowed to be connected to public networks or sold in China. The Telecom Regulations require that manufacturers ensure that the qualify of the telecommunications equipment for which they have obtained a network access license is stable and reliable, and they may not lower the quality or performance of other installed licensed products. The State Council's product quality supervision department, in concert with the Ministry of Information Industry, will perform spot checks to track and supervise the quality of telecommunications equipment for which a network access license has been obtained and publish the results of such spot checks.

      The regulations implementing these requirements are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. We have obtained the required network access licenses for our AN-2000 system. We have applied for, but have not yet received, a network access license for our PAS system. Based upon conversations with the Ministry of Information Industry, we understand that our PAS system is considered to still be in the trial period and that sales of our PAS system may continue to be made by us during this trial period, but a license will ultimately be required. Network access licenses will also be required for most additional products that we are selling or may sell in China, including our WACOS platform. If we fail to obtain the required licenses, we could be prohibited from making further sales of the unlicensed products, including our PAS system, in China, which would substantially harm our business, financial condition and results of operations. Our counsel in China has advised us that China's governmental authorities may interpret or apply the regulations with respect to which licenses are required and the ability to sell a product while a product is in the trial period in a manner that is inconsistent with information received by our counsel in China, either of which could have a material adverse effect on our business and financial condition.

      Software Registration. On October 27, 2000, the Ministry of Information Industry issued the Administrative Regulations on Software Products, known as the Software Regulations, to enhance software product management and stimulate the development of the software industry in China. Under the Software Regulations, the government imposes a registration and filing system on software and products incorporating software. Software will not be allowed to be produced and sold in China without registration and filing. Registration and filing of domestic software products should be applied for by the developers or producers of the software. Registration under the Software Regulations is valid for five years and can be renewed upon expiration. The Ministry of Information Industry is responsible for the overall management of software. The local offices of the Ministry of Information Industry at the provincial level are responsible for the management and examination of and approval for the registration of the domestic software within their own territories. The designated agencies authorized by these local offices are responsible for acceptance for registration of software. Before registration is approved by the government agencies, software products need to be tested by the authorized testing institutions.

      We are in the process of applying for registration for our software. Based upon verbal advice received from the Ministry of Information Industry, we believe that since the Software Regulations only recently came into effect, we will be able to continue to sell our products incorporating our software during the period in which these regulations are being implemented and our application is pending. However, this implementation period may not last long enough for us to complete the registration of our software. Moreover, the Chinese government may interpret or apply the Software Regulations in such a way as to prohibit sales of products incorporating our unregistered software prior to registration. If the government prohibits sales pending registration, or if we fail in our efforts to register our software, we could be prohibited from making further sales of products incorporating the unregistered software in China, which could substantially harm our business and financial condition.

Competition

      We face intense competition in our target markets and expect competition to increase. Our principal competitors in our various product lines include:

    . AN-2000: Advanced Fibre Communications, Inc.; Alcatel Alsthom CGE,
      S.A.; Datong Telecom Technology Co. Ltd.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; and Zhongxing Telecommunications Equipment.

    . PAS: Lucent and Zhongxing.

    . WACOS: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson LM
      Telephone Co.; Huawei; Lucent; Motorola, Inc.; Nokia Corporation; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens AG; Sonus Networks, Inc.; and Zhongxing.

      We are increasingly facing competition from domestic companies in China. We believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and have much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our existing and potential competitors may have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products and offer significant discounts on handsets or other products. These competitors may also be able to offer significant financing arrangements to service providers, in some cases facilitated by government policies, which is a competitive advantage in selling systems to service providers with limited financial and currency resources. Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, financial condition and results of operations.

      Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including Telecommunications Administrations, Telecommunications Bureaus and other local organizations, to increase their ability to address the needs of prospective customers in our target markets. Accordingly, alliances among competitors or between competitors and third parties may emerge and rapidly acquire significant market share. To remain competitive, we believe that we must continue to partner with Telecommunications Administrations and other local organizations, maintain a high level of investment in research and development and in sales and marketing, and manufacture and deliver products to service providers on a timely basis and without significant defects. If we fail to meet any of these objectives, our business, financial condition and results of operations could be harmed.

      The introduction of inexpensive wireless telephone service or other competitive services in China may also have an adverse impact on sales of our PAS system in China. We may not be able to compete successfully against current or future competitors. In addition, competitive pressures in the future may materially adversely effect our business, financial condition and results of operations.

      We believe that the principal competitive factors affecting the market for our network access products include:

    . total initial cost of solution;

    . for PAS, the availability, cost and functionality of our handsets;

    . short delivery and installation intervals;

    . design and installation support;

    . ease of integration with the backbone network;

    . flexibility in supporting multiple interfaces and services;

    . operational cost and reliability; and

    . manageability of the solution and scalability.

      We believe we have in the past generally competed favorably with offerings of our competitors on the basis of these factors. However, we may not be able to compete effectively against current and future competitors based on these or any other competitive factors in the future, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

      Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. We presently hold three U.S. patents for existing products. The terms of one of these patents will expire in 2016, while the terms of the remaining two patents will expire in 2019. We have submitted thirteen additional U.S. patent applications and twenty-four foreign patent applications. We cannot assure you that any of our patents will issue or that any patents issued will cover the scope of the claims sought in the applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Moreover, we have applied for but have not yet obtained patents in China and Taiwan. We may not be able to obtain patents in China on our products or the technology that we use to manufacture our products. KDDI, a Japanese service provider, has licensed key technology to us that serves as the base for our MiMi service in Taiwan. Our joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. Under the terms of our joint venture agreements, any modifications or enhancements to or derivatives of our intellectual property developed by the joint ventures will be owned by the joint ventures. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the legal systems of some foreign countries, including China, do not protect our proprietary rights to the same extent as does the legal system of the United States.

Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

      The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Employees

      As of May 31, 2001, we employed a total of 1,951 full-time employees. We also from time to time employ part-time employees and hire contractors. Of the total number of full-time employees, 862 are in research and development, 234 in manufacturing, 679 in marketing, sales and support, and 176 in administration. We have 1,690 employees located in China, 236 employees located in the United States, and 25 employees in other countries. In addition to our total full-time employees, the Guangdong manufacturing joint venture has 112 employees. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

Facilities

                                                                                  Date of Lease
  Location                           Functions                     Square Footage   Expiration
  --------                           ---------                     -------------- --------------
Alameda, CA         Headquarters, Administration, Sales/Customer       25,576     January, 2003
                         Support, Research and Development
Iselin, NJ        Sales/Customer Support, Research and Development     35,809       July, 2004
Miramar, FL                    Sales/Customer Support                  12,736     November, 2001
Shenzhen, China               Research and Development                 18,678       May, 2003
Hefei, China                  Research and Development                  2,153       July, 2002
Hangzhou, China       Administration, Sales/Customer Support,          83,926      March, 2002
                           Engineering and Manufacturing
Hangzhou, China       Administration, Sales/Customer Support,          89,340     February, 2002
                             Research and Development,
                                 and Manufacturing
Huizhou, China                     Manufacturing                       73,216     December, 2001
Beijing, China           UTSC Headquarters Administration,             16,695       July, 2001
                               Sales/Customer Support
Shanghai, China                Sales/Customer Support                   8,214      April, 2003
Wuhan, China                   Sales/Customer Support                   1,066      April, 2003
Chengsha, China                Sales/Customer Support                     592      March, 2002
Guangzhou, China               Sales/Customer Support                  11,936      April, 2004
Chengdu, China                 Sales/Customer Support                   1,851     December, 2001
Jinan, China                   Sales/Customer Support                   3,875      March, 2002
Kunming, China                 Sales/Customer Support                   2,676     February, 2003
Xian, China                    Sales/Customer Support                   4,133     December, 2002
Shenyang, China                Sales/Customer Support                   3,122       May, 2003
Fuzhou, China                  Sales/Customer Support                   6,030       June, 2002
Zhengzhou, China               Sales/Customer Support                   2,420     October, 2001
Taipei, Taiwan                 Sales/Customer Support                     613       May, 2002
Hong Kong, China               Sales/Customer Support                     800       June, 2002
Gurgaon, India                 Sales/Customer Support                   3,024       June, 2004
Herzlia, Israel                Sales/Customer Support                     969       May, 2002

      We have entered into a 50-year lease for approximately 49 acres of land located in Zhejiang Science and Technology Industry Garden of Hangzhou Hi-tech Industry Development Zone at a cost of $5.7 million. We are currently in the planning process of completing a design layout and preparing a construction cost estimate for a manufacturing facility. Once the planning and estimating is completed, we will decide whether to proceed with the actual building of the manufacturing facility. In addition, as we expand into markets outside of China, our facility needs may increase according to business needs.

Legal Proceedings

      We may become involved in legal proceedings from time to time in the ordinary course of business. As of the date of this prospectus, we are not involved in any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages as of March 31, 2001, are as follows:

 Name                          Age Position(s)
 ----                          --- ----------
 Masayoshi Son...............   43 Chairman of the Board of Directors
 Hong Liang Lu...............   46 President, Chief Executive Officer and
                                   Director
 Ying Wu.....................   41 Vice Chairman of the Board of Directors,
                                   Executive Vice President and Chief Executive
                                   Officer, China Operations
 Michael Sophie..............   43 Vice President of Finance, Chief Financial
                                   Officer and Assistant Secretary
 Bill Huang..................   38 Vice President, Chief Technology Officer
 Shao-Ning J. Chou...........   38 Executive Vice President and Chief Operating
                                   Officer, China Operations
 Paul Berkowitz..............   49 Vice President, International Sales
 Gerald Soloway..............   52 Vice President, Engineering
 Thomas J. Toy...............   46 Director
 Chauncey Shey...............   44 Director
 Larry D. Horner.............   66 Director

      Masayoshi Son has served as our Chairman of the Board of Directors since October 1995. For more than 16 years, Mr. Son served as President and Chief Executive Officer and as a director of SOFTBANK CORP., a leading global provider of Internet content, technology and services. Mr. Son also serves as a director of PASONA SOFTBANK Inc., Yahoo Japan Corporation, Aozora Bank, Ltd. and E*TRADE Group, Inc. Mr. Son also serves as Chairman of the Board of Directors and Chief Executive Officer of SOFTBANK Holdings Inc. and Chairman of the Board of Directors of SOFTBANK America Inc. From April 1998 to October 1999, Mr. Son served as a director of Ziff-Davis, Inc. Mr. Son holds a B.A. in Economics from the University of California at Berkeley.

      Hong Liang Lu has served as our President and Chief Executive Officer and as a director since June 1991. Mr. Lu co-founded UTStarcom under its prior name, Unitech Telecom, Inc., in June 1991 which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu served as President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. From 1983 until its merger with Kyocera in 1986, he served as President and Chief Executive Officer of Unison World, Inc., a software development company. From 1979 to 1983, he served as Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.

      Ying Wu has served as our Executive Vice President and Vice Chairman of the Board of Directors since October 1995. Mr. Wu has also served as the President and Chief Executive Officer of one of our subsidiaries, UTStarcom China, since October 1995. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as Senior Vice President of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 through 1988, Mr. Wu served as a consultant at AT&T Bell Labs. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

      Michael Sophie has been our Vice President of Finance and Chief Financial Officer since August 1999. Prior to joining our company, Mr. Sophie held executive positions at P-Com, Inc. from August 1993 to August 1999 as Vice President Finance, Chief Financial Officer and Group President. From 1989 through 1993,

Mr. Sophie was Vice President of Finance at Loral Fairchild Corporation. He holds a B.S. degree from California State University, Chico and an M.B.A. from the University of Santa Clara.

      Bill Huang has been our Chief Technology Officer since September 1999. From December 1996 to September 1999, he was our Vice President of Strategic Product Planning. From June 1995 to December 1996, Mr. Huang served as our Vice President, China Operations. From 1994 to June 1995, Mr. Huang was our Director, Engineering. From 1992 to 1994, he was a Member of the Technical Staff and Project Leader at AT&T Systems. Mr. Huang serves on the board of Shenzhen Gin De (Group) Ltd., a real estate investment company in China. Mr. Huang holds a B.S. in Electrical Engineering from Huazhong University of Science & Technology, and an M.S. in Electrical Engineering and Computer Sciences from the University of Illinois.

      Shao-Ning J. Chou has been our Executive Vice President and Chief Operating Officer of China Operations since January 1999. From March 1997 to December 1998, he was Vice President of China Operations and from July 1996 to March 1997, he served as Vice President of Engineering. From March 1995 to June 1996, he was Director of Engineering for wireless systems and software with Lucent Technologies Microelectronics IC group. From April 1993 to March 1995, he was a Technical Manager for the Global Wireless product group with AT&T consumer products where he led multiple development teams for handset and wireless personal base station products. From July 1985 to April 1993, Mr. Chou was team leader and a member of the technical staff for advanced digital communication research in AT&T Bell Laboratories where he led and engaged in data communication equipment and multimedia product development. Mr. Chou holds a B.S. in Electrical Engineering from City College of New York, an M.S. in Engineering from Princeton University and an M.B.A. from the State University of New Jersey, Rutgers.

      Paul Berkowitz has been our Vice President of International Sales since November 1998. From July 1996 to November 1998, he was our Vice President of Product Management & Planning, and from December 1995 to June 1996, he served as our Vice President of Engineering. From 1994 to 1995, Mr. Berkowitz was Director of Application Software of AT&T Network Systems where he managed, among other things, an international team in marketing, architecture, and development of software involving a portfolio of advanced GUI and client-server products for telecommunications services. Between 1992 and 1994, he led the planning and development effort for a 1 Gigabit/sec Asynchronous Transfer Mode switch support Wide Area Network services including TDM and Frame Relay in the AT&T Paradyne Unit. Mr. Berkowitz has been granted four patents and holds a B.S. and an M.S. in Electrical Engineering from Columbia University.

      Gerald Soloway has been our Vice President of Engineering since January 1999. From April 1998 to January 1999, he served as our Director of Strategic Marketing. Prior to this, Dr. Soloway worked for Lucent Technologies, formerly Bell Labs, for 29 years. At Lucent, Dr. Soloway held executive positions in Consumer Products, Business Terminal Development, PBX Systems Engineering, Key System Development and Access Systems Development. He holds a Ph.D. from Polytechnic Institute of New York, an M.S. from New York University, and a B.S. from Cooper Union, all in Electrical Engineering. Dr. Soloway also holds seven patents in communications and computer graphics technology.

      Thomas J. Toy has served as a director since July 1995. Since March 1999, Mr. Toy has served as Managing Director of Pacrim Venture Partners, a professional venture capital firm specializing in investments in the information technology sector. Prior to that he was a partner at Technology Funding, a professional venture capital firm, from January 1987 to March 1999. While at Technology Funding, Mr. Toy was Managing Director of Corporate Finance and headed the firm's investment committee. Mr. Toy also serves as a director of White Electronic Designs Inc. Mr. Toy holds B.A. and M.M. degrees from Northwestern University.

      Chauncey Shey has served as a director since October 1995. Mr. Shey has served as President of SOFTBANK China Holdings since December 1999. From July 1999 to December 1999, he served as President of DirecTouch Communications Limited. From October 1995 to July 1999, Mr. Shey served as our Executive

Vice President in charge of Research and Development. From March to
October 1995, he served as Executive Vice President of StarCom Network Systems, Inc., where he worked in research and development as well as in operation and strategy planning. From March 1991 to March 1995, he served as Executive Vice President of StarCom Products, Inc., a consulting business that developed software products and provided expertise in the fields of computers and telecommunications. In that position he was responsible for operations, financial management and marketing. From December 1990 to December 1991, Mr. Shey served as a consultant at Bell Labs. He holds a B.S. in Electrical Engineering from Shanghai Jiao Tong University and an M.S. in Computer Science from the State University of New York at New Paltz.

      Larry D. Horner has served as a director since January 2000. Since 1994, Mr. Horner has served as Chairman of Pacific USA Holdings Corp. He continues to serve as Chairman of the Board and Chief Executive Officer of Asia Pacific Wire & Cable Corporation Limited, and as a director of American General Corp., Phillips Petroleum Company, Atlantis Plastics, Inc., Laidlaw Holdings Inc. and Newmark Homes Corp. Mr. Horner formerly served as Chairman and Chief Executive Officer of KPMG Peat Marwick from 1984 to 1990. Mr. Horner is a Certified Public Accountant, holds a B.S. from the University of Kansas and is a graduate of the Stanford Executive Program.

2001 Director Option Plan

      On March 2, 2001, the Board of Directors adopted, and in May 2001, our stockholders approved, our 2001 Director Option Plan. Only those directors who are not our employees will receive stock option grants under the 2001 Director Plan. At the time of adoption, 1,200,000 shares of common stock were reserved for issuance under the 2001 Director Option Plan. As of May 31, 2001, Larry D. Horner, Chauncey Shey, Masayoshi Son and Thomas J. Toy were the only directors eligible for grants under the 2001 Director Option Plan. All grants of options to eligible directors under the 2001 Director Option Plan are automatic and nondiscretionary. As of May 31, 2001, there were options to purchase 320,000 shares of common stock outstanding under the 2001 Director Option Plan.

Rule 10b5-1 Plans

      Rule 10b5-1(b) under the Securities Exchange Act of 1934 prohibits trading by an insider of a company when the insider is in possession of material inside information. To address concerns about the breadth of this standard, the Securities and Exchange Commission has provided guidance that a person is not liable if a trade was made pursuant to a preexisting trading plan adopted in good faith. Thus, if an insider adopts a trading plan when the insider was not aware of material nonpublic information, which plan contains the amounts, prices, and times of the stock sales to be made in the future, a stock sale made pursuant to the plan is not improper even if the insider later became aware of material nonpublic information.

      Based on this guidance from the Securities and Exchange Commission, each of our executive officers and one of our non-employee directors have established trading plans pursuant to Rule 10b5-1 that provide for the periodic sale of common stock held by each such officer and director. Each of the plans contains a trading formula that sets forth the dates, times, and amounts of the stock sales to be made under the plan. Each of the plans contains a minimum sales price, under which sales will not be executed. Some of the plans provide for sales of additional shares of stock in the event our stock price exceeds a specified price. Each of the plans are established with a brokerage firm, which is instructed to make the trades in accordance with the trading formula set forth in the plan.

Indemnification of Directors and Executive Officers and Limitation of Liability

      We have adopted provisions in our certificate of incorporation that limit the personal liability of our directors for monetary damages arising from their breach of fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

      Our certificate of incorporation also authorizes us to indemnify our officers, directors, employees and agents who are made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, to the fullest extent permitted under Delaware law.

      As permitted by the Delaware General Corporation Law, our bylaws provide that:

    . we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

    . we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law;

    . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors; and

    . the rights to indemnification provided in the bylaws are not exclusive.

      We have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws.

      We currently have a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving any director, officer or employee of ours in which indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

      The purchase agreement, a form of which is attached as Exhibit 1.1 to the registration statement, of which this prospectus forms a part, provides for indemnification by the underwriters of us, our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information known to us regarding the beneficial ownership of our common stock as of May 31, 2001, and as adjusted to reflect the sale of shares of common stock offered by us and the selling stockholders by this prospectus, by:

    . each stockholder who is known by us to beneficially own more than 5% of our common stock;

    . each stockholder who is selling shares in this offering;

    . each of our directors;

    . each of our executive officers listed on the Summary Compensation
      Table in our proxy statement relating to our 2001 annual meeting of stockholders; and

    . all of our executive officers and directors as a group.

                           Ownership of Shares                 Ownership of Shares
                          Prior to Offering(1)                   After Offering
                          ---------------------  Shares       ---------------------
Name and Address of                               Being
Beneficial Owner            Number   Percentage  Offered        Number   Percentage
-------------------       ---------- ---------- ---------     ---------- ----------
Officers and Directors
Masayoshi Son(2)........  44,868,264   45.80%     185,384(15) 44,682,880   42.96%
 c/o SOFTBANK CORP.
 24-1 Nihonbashi-
  Hakozakicho Chuo-ku,
 Tokyo 103-8501 JAPAN

Ying Wu(3)..............   5,971,112    6.06%     940,749      5,030,363    4.81%
 c/o UTStarcom (China)
  Ltd.
 11th Floor, CNT
  Manhattan Building No.
  6
 Chao Yang Men Be Da Jie
  Street
 Beijing, 100027 China

Chauncey Shey(4)........   5,074,209    5.16%   1,375,739      3,698,470    3.54%
 788 Hong Xu Road, #43
  Suite 1501
 Shanghai, 201103 China

Hong Liang Lu(5)........   3,515,155    3.57%     200,000      3,315,155    3.17%

Bill Huang(6)...........     953,944       *          --         953,944       *

Shao-Ning J. Chou(7)....     383,361       *          --         383,361       *

Paul Berkowitz(8).......     341,333       *      100,000        241,333       *

Michael Sophie(9).......     111,791       *          --         111,791       *

Gerald Soloway(10)......     102,706       *          --         102,706       *

Thomas J. Toy(11).......      56,737       *          --          56,737       *

Larry D. Horner(12).....      25,937       *          --          25,937       *

All executive officers
 and directors as a
 group
 (11 persons)(13).......  61,404,549   61.29%   2,801,872     58,602,677   55.16%

5% Stockholders
Entities affiliated with
 SOFTBANK CORP.(14).....  44,864,514   45.80%     185,384(15) 44,679,130   42.96%
 c/o SOFTBANK CORP. 24-1
 Nihonbashi-Hakozakicho
  Chuo-ku,
 Tokyo 103-8501 JAPAN

Other Selling
 Stockholders
Stable Gain
 International Limited
 .......................     439,810       *      148,128        291,682       *

--------
  *  Less than 1%.

 (1) Assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following May 31, 2001, are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on: (i) before this offering, 97,957,063 shares of common stock outstanding as of May 31, 2001 plus any shares issuable pursuant to options held by the person or group in question which may be exercised either within 60 days of May 31, 2001, or upon the closing of this offering; and (ii) after this offering, an additional 6,050,000 shares to be issued by us in the offering. Except as indicated in the other footnotes to this table and subject to applicable community property laws, based on information provided by persons named in the table, each person or entity has sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise indicated, the address of each of the individuals named in the table above is 1275 Harbor Bay Parkway, Alameda, CA 94502.

 (2) Includes 44,864,514 shares beneficially owned by entities affiliated with SOFTBANK CORP., a Japanese corporation. Mr. Son is President, Chief Executive Officer and major stockholder of SOFTBANK CORP. Mr. Son disclaims beneficial ownership of these shares except to the extent of his proportionate ownership interest of SOFTBANK CORP. Includes 3,750 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001.

 (3) Includes 1,905,000 shares registered in the name of Wu Partners, a California Limited Partnership, of which Mr. Wu is general partner. Includes up to 250,000 issuable upon redemption by Wu Partners of its interest in Altavera Capital Fund LLP. Includes 10,500 shares registered in the name of Yalan Wang Wu, 25,307 shares registered in the name of Ashley Wu, and 25,307 shares registered in the name of Richard Yu. Yalan Wang Wu is Mr. Wu's wife and Ashley Wu and Richard Wu are Mr. Wu's children. Mr. Wu may be deemed the beneficial owner of the shares. Includes 551,992 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Wu serves as our Executive Vice President and Vice Chairman of the Board of Directors. Mr. Wu also serves as President and Chief Executive Officer of one of our subsidiaries, UTStarcom China.

 (4) Includes 2,443,888 shares owned by Shey Partners, a California Limited Partnership, of which Mr. Shey is a general partner. Includes up to 150,000 shares issuable upon redemption by Shey Partners of its interest in the Altavera Capital Fund LLP. Includes up to 71,112 shares issuable upon redemption by Shey Partners in its interest of ML-Montclair Capital. Includes 19,000 shares registered in the name of Qiwei Qiu, trustee of the Rebecca Shey Trust--1997 UTA dated December 20, 1997. Qiwei Qiu, trustee, is Mr. Shey's wife and Rebecca Shey is Mr. Shey's daughter. Mr. Shey may be deemed the beneficial owner of the shares. Includes 394,926 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Shey serves as one of our directors and from October 1995 to July 1999 served as our Executive Vice President in charge of Research and Development.

 (5) Includes 229,000 shares owned by the Lu Family Limited Partnership, of which Mr. Lu is a general partner. Includes 5,332 registered in the name of Brian Lu, 5,332 shares registered in the name of Benjamin Lu, and 5,332 shares registered in the name of Melissa Lu. Brian Lu, Benjamin Lu and Melissa Lu are Mr. Lu's children. Mr. Lu may be deemed the beneficial owner of the shares. Includes 453,127 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Lu serves as our President and Chief Executive Officer and as one of our directors.

 (6) Includes 106,000 shares owned by the 2000 Huang Family Limited Partnership, of which Mr. Huang is a general partner. Includes 5,700 shares registered in the name of Alexander Huang, and 5,700 shares registered in the name of Helen Huang. Alexander Huang and Helen Huang are Mr. Huang's children. Mr. Huang may be deemed the beneficial owner of the shares. Includes 60,532 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr Huang serves as our Chief Technology Officer and from December 1996 to September 1999 served as our Vice President of Strategic Product Planning.

 (7) Includes 381,409 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Chou serves as our Executive Vice President and Chief Operating Officer of China Operations and from March 1997 to December 1998 was our Vice President of China Operations.

 (8) Includes 23,420 shares registered in the name of Patricia Berkowitz; 13,000 shares registered in the name of Karen Louise Berkowitz; 14,000 shares registered in the name of Amy Beth Berkowitz; and 14,000 shares registered in the name of Lisa Ann Berkowitz. Patricia Berkowitz is Mr. Berkowitz's spouse. Karen Louise Berkowitz, Amy Beth Berkowitz and Lisa Ann Berkowitz are Mr. Berkowitz's children. Includes 113,196 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Berkowitz serves as our Vice President of International Sales and from July 1996 to November 1998 was our Vice President of Product Management and Planning.

 (9) Includes 109,324 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Sophie serves as our Vice President of Finance and Chief Financial Officer.

(10) Includes 500 shares registered in the name of Rachel Soloway, Dr. Soloway's daughter. Includes 85,006 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Dr. Soloway serves as our Vice President of Engineering and from April 1998 to January 1999 was our Director of Strategic Marketing.

(11) Includes 55,937 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Toy serves as one of our directors.

(12) Includes 25,937 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001. Mr. Horner serves as one of our directors.

(13) Includes 2,235,066 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2001.

(14) Includes 44,651,630 shares registered in the name of SOFTBANK America, Inc., a Delaware corporation, and 212,884 shares registered in the name of SOFTBANK Ventures, Inc., a Japanese corporation. SOFTBANK America, Inc., is a wholly owned subsidiary of SOFTBANK Holdings Inc., a Massachusetts corporation. SOFTBANK Holdings Inc. and SOFTBANK Ventures, Inc., are wholly owned subsidiaries of SOFTBANK CORP., a Japanese corporation.

(15) These shares are being offered by SOFTBANK Ventures, Inc., a wholly owned subsidiary of SOFTBANK CORP.

                                  UNDERWRITING

General

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Banc of America Securities LLC, HSBC Securities (USA) Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

                                                                       Number of
          Underwriters                                                  Shares
          ------------                                                 ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................
     Salomon Smith Barney Inc.........................................
     Banc of America Securities LLC...................................
     HSBC Securities (USA) Inc. ......................................
     U.S. Bancorp Piper Jaffray Inc. .................................
                                                                       ---------
          Total....................................................... 9,000,000
                                                                       =========

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that
price less a concession not in excess of $      per share. The underwriters may
allow, and the dealers may reallow, a discount not in excess of $      per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the total public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                           Per Share Without Option With Option
                                           --------- -------------- -----------
Public offering price....................     $           $             $
Underwriting discount....................     $           $             $
Proceeds, before expenses, to UTStarcom..     $           $             $
Proceeds, before expenses, to the selling
 stockholders............................     $           $             $

      The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Over-Allotment Option

      We have granted an option to the underwriters to purchase up to 1,350,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

No Sales of Similar Securities

      We, our executive officers, directors, the selling stockholders and SOFTBANK CORP. and its related companies, have agreed, with exceptions, not to sell or transfer any common stock commencing on the date of this prospectus, except in the case of our executive officers and one non-employee director, commencing on June 19, 2001, and ending on the date 90 days after the date of this prospectus, without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

    . offer, pledge, sell or contract to sell any common stock,

    . sell any option or contract to purchase any common stock,

    . purchase any option or contract to sell any common stock,

    . grant any option, right or warrant for the sale of any common stock,

    . lend or otherwise dispose of or transfer any common stock,

    . request or demand that we file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the foregoing, beginning two weeks following the date of this prospectus, our executive officers and one non-employee director may sell up to an aggregate of 250,000 shares per month pursuant to plans adopted under Rule 10b5-1 under the Securities Exchange Act of 1934 at predetermined trading prices and quantities. In addition, those executive officers and that director may also sell, beginning two weeks following the date of this prospectus, an additional number of shares which they otherwise would have been able to sell under the plans but for the lock-up restrictions described above, representing up to a number of shares of our common stock equal to the product of 250,000 and the number of months, or a portion thereof, during the period commencing on June 19, 2001 and ending two weeks following the date of this prospectus. See "Management--10b5-1 Plans" for a description of the 10b5-1 plans.

Quotation on The Nasdaq National Market

      The shares are quoted on The Nasdaq National Market under the symbol
"UTSI."

Price Stabilization and Short Positions

      Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of these purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. acted as the representatives of the underwriters of our March 2000 initial public offering. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Wilson Sonsini Goodrich & Rosati is our corporate counsel. Carmen Chang, a member of Wilson Sonsini Goodrich & Rosati is our Assistant Secretary. In addition, certain individual attorneys employed by Wilson Sonsini Goodrich & Rosati beneficially own shares of our common stock. As of May 31, 2001, these individuals beneficially owned an aggregate of approximately 5,000 shares of our common stock. Legal matters relating to the laws in China are being passed upon for us by Jun He Law Offices, Beijing, China. The validity of the common stock offered by this prospectus will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS

      The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      Summary information relating to the independent appraisal of Wacos, Inc. performed in connection with our acquisition of the non-affiliated minority interest of Wacos has been included in this prospectus and in the registration statement of which this prospectus is a part in reliance on the report of Willamette Management Associates, independent appraisers, given upon the authority of said firm as experts in valuation.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until our offering is completed.

    (1)  Current Report on Form 8-K dated July 12, 2001 and filed on July
         12, 2001;


    (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;


    (3) Annual Report on Form 10-K/A for the year ended December 31, 2000;


    (4) Annual Report on Form 10-K for the year ended December 31, 2000; and


    (5) The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on February 23, 2000, and any further amendment or report filed hereafter for the purpose of updating any such description.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      UTStarcom, Inc.
      1275 Harbour Bay Parkway, Suite 100
      Alameda, California 94502
      (510) 864-8800

      We intend to furnish our stockholders annual reports containing consolidated financial statements audited by our independent accountants, and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

                            [INSIDE BACK COVER PAGE]

                              [LOGO OF UTStarcom]

 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------

                                9,000,000 Shares

                              [LOGO OF UTSTARCOM]

                                  Common Stock

                               ----------------

                              P R O S P E C T U S

                               ----------------


                              Merrill Lynch & Co.

                              Salomon Smith Barney

                         Banc of America Securities LLC

                                      HSBC

                           U.S. Bancorp Piper Jaffray

                                       , 2001

 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq National Market additional listing fee.

                                                                     Amount To
                                                                      Be Paid
                                                                     ----------
Securities and Exchange Commission registration fee................. $   58,297
NASD filing fee.....................................................     24,319
Nasdaq National Market additional listing fee.......................     17,500
Printing and engraving expenses.....................................    150,000
Legal fees and expenses.............................................    500,000
Accounting fees and expenses........................................     75,000
Blue sky fees and expenses..........................................      3,000
Transfer agent and registrar fees and expenses......................     15,000
Miscellaneous.......................................................    156,884
                                                                     ----------
Total............................................................... $1,000,000
                                                                     ==========

Item 15. Indemnification of Directors and Officers

      Under Section 145 of the Delaware General Corporation Law, we can indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative other than action by us or on our behalf, by reason of the fact that such person is or was one of our officers or directors, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. Under Delaware law, we may also indemnify officers and directors in an action by us or on our behalf under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us in the performance of his or her duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

      Our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director's liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

      Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

      We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance. We have also obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

      The purchase agreement, a form of which is attached as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us, our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits


  Exhibit                              Description
  -------  -------------------------------------------------------------------
  1.1      Form of Purchase Agreement.
  4.1*     See exhibits 3.1 and 3.2 for provisions of the Certificate of
           Incorporation and Bylaws defining the rights of holders of Common
           Stock incorporated herein by reference from the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 2000, as amended.
  4.2*     Specimen Common Stock Certificate.
  4.3*     Third Amended and Restated Registration Rights Agreement dated
           December 14, 1999.
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 10.64***  2001 Director Option Plan.
 10.65***+ Strategic Alliance, Purchase and License Agreement between
           UTStarcom, Inc. and Telecommunications D'Haiti S.A.M. dated as of
           April 12, 2001.
 23.1      Consent of PricewaterhouseCoopers LLP.
 23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 23.3***   Consent of Willamette Management Associates.
 24.1***   Power of Attorney.

--------
 * Incorporated by reference from the Registrant's Annual Report on Form 10-K for the Year ended December 31, 2000, as amended, filed March 1, 2001, Commission File No. 000-29661.


*** Previously filed.

 + Certain information in this exhibit has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Item 17. Undertakings

      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

        (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) for the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, UTStarcom, Inc. has duly caused this Amendment No. 3 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on July 17, 2001.


                                          UTSTARCOM, INC.


                                                   /s/ Hong Liang Lu
                                          By: _________________________________
                                                       Hong Liang Lu
                                                Chief Executive Officer and
                                                         President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on behalf of UTStarcom, Inc. on July 17, 2001.


             Signature                              Title
             ---------                              -----

       /s/ Hong Liang Lu             Chief Executive Officer, President
____________________________________ (Principal Executive Officer) and
           Hong Liang Lu             Director

       /s/ Michael Sophie            Chief Financial Officer (Principal
____________________________________ Financial and Accounting Officer)
           Michael Sophie

                 *                   Chairman of the Board of Directors
____________________________________
           Masayoshi Son

                 *                   Director
 ____________________________________
              Ying Wu


                 *                   Director
____________________________________
           Chauncey Shey

                 *                   Director
____________________________________
           Thomas J. Toy

                 *                   Director
____________________________________
          Larry D. Horner


*By:
       /s/ Michael Sophie
____________________________________
           Michael Sophie
          Attorney-in-Fact

                                 EXHIBIT INDEX


  Exhibit
  Number                               Description
  -------  -------------------------------------------------------------------
  1.1      Form of Purchase Agreement.
  4.1*     See exhibits 3.1 and 3.2 for provisions of the Certificate of
           Incorporation and Bylaws defining the rights of holders of Common
           Stock incorporated herein by reference from the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 2000, as amended.
  4.2*     Specimen Common Stock Certificate.
  4.3*     Third Amended and Restated Registration Rights Agreement dated
           December 14, 1999.
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 10.64***  2001 Director Option Plan.
 10.65***+ Strategic Alliance, Purchase and License Agreement between
           UTStarcom, Inc. and Telecommunications D'Haiti S.A.M. dated as of
           April 12, 2001.
 23.1      Consent of PricewaterhouseCoopers LLP.
 23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 23.3***   Consent of Willamette Management Associates.
 24.1***   Power of Attorney.

--------
 * Incorporated by reference from the Registrant's Annual Report on Form 10-K for the Year ended December 31, 2000, as amended, filed on March 1, 2001, Commission File No. 000-29661.


*** Previously filed.

 + Certain information in this exhibit has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.